Exhibit 99.1

CREW GOLD CORPORATION

Annual Information Form

For the year ended June 30, 2006

October 10, 2006

TABLE OF CONTENTS

CERTAIN REFERENCES AND GLOSSARY	1
DATE OF INFORMATION	1
FORWARD LOOKING STATEMENTS	1
CURRENCY	1
THE CORPORATION	2
GENERAL DEVELOPMENT OF OUR BUSINESS	3
INDUSTRY INFORMATION	4
BUSINESS OF THE COMPANY	7
LIQUIDITY AND CAPITAL RESOURCES	29
CRITICAL ACCOUNTING ESTIMATES	30
RISKS AND UNCERTAINTIES	31
CAPITAL STRUCTURE	36
MARKET FOR SECURITIES	36
DIRECTORS AND EXECUTIVE OFFICERS	37
LEGAL PROCEEDINGS	38
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	38
TRANSFER AGENT AND REGISTRAR	39
INTEREST OF EXPERTS	39
AUDIT COMMITTEE INFORMATION	39
ADDITIONAL INFORMATION	40
GLOSSARY OF TERMS	G-1
SCHEDULE A	A-1

CERTAIN REFERENCES AND GLOSSARY

In this Annual Information Form (“AIF”), unless the context otherwise requires, references to the “Corporation”, “we”, “us”, “our” “Crew” or similar terms refer to Crew Gold Corporation either alone or together with its subsidiaries, except to the extent the context requires otherwise.

The “Glossary of Terms” at page G-1 of this AIF contains definitions of terms used in this AIF.

DATE OF INFORMATION

The information in this AIF is presented as of June 30, 2006, unless otherwise indicated.

FORWARD LOOKING STATEMENTS

Certain statements contained herein that are not statements of historical fact, may constitute “forward-looking statements” and are made pursuant to applicable and relevant national legislation (including the Safe-Harbour provisions of the United States Private Securities Litigation Reform Act of 1995) in countries where Crew is conducting business and/or investor relations. Forward-looking statements, include, but are not limited to those with respect to the price of gold, the estimation of mineral reserves and resources, the realization of mineral reserves estimates, the timing and amount of estimated future success of exploration activities, the timing and amount of production estimates, targeted production cash costs and forecasted cash reserves, Crew’s hedging practices, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risk, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “does not expect”, “is expected”, “targets”, “budget”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or equivalents or variation, including negative variation, of such words and phrases, or state that certain actions, events or results, “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the actual results of the Company to be materially different from the historical results or from any future results expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, the actual. results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, possible variations in grade and ore densities or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes and other risks of the mining industry, delays in obtaining government approvals or financing or in completion of development or construction activities. Although Crew has attempted to identify important factors that could cause actual actions, events or cause actions events or results not to be anticipated, estimated or intended, there can be no assurance that forward looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Except as may be required by applicable law or stock exchange regulation, the Company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. Accordingly, readers should not place undue reliance on forward-looking statements.

CURRENCY

In this AIF all monetary amounts are expressed in US dollars, unless otherwise indicated.

THE CORPORATION

Crew Gold Corporation was incorporated under the Company Act of the Province of British Columbia on March 31, 1980 under the name Ryan Energy Corp. (N.P.L). Crew changed its name to Ryan Resources Ltd. on December 18, 1985, to Canadian Crew Energy Corporation on January 21, 1988, to Crew Development Corporation on March 21, 1997 and to the present Crew Gold Corporation on December 15, 2003. As of January 28, 2000, Crew continued as a corporation in the Yukon Territory and is subject to the Business Corporations Act of the Yukon Territory. The registered office of the Corporation is Suite 200-204 Lambert Street, Whitehorse, Yukon Territory YIA 3T2, Canada, and the head office of the Corporation is Abbey House, Wellington Way, Weybridge, Surrey, KT13 0TT, UK.

The following chart includes the principal operating subsidiaries of the Corporation as of June 30, 2006 and, for each subsidiary, its place of organization and the Corporation’s percentage of voting interests beneficially owned or over which control or direction is exercised.

GENERAL DEVELOPMENT OF OUR BUSINESS

Overview

Crew is an international mining company focused on identifying, acquiring, developing and operating mineral resource projects worldwide with a primary focus on gold.

Crew has an operating gold mine (Nalunaq) in Greenland with a 2007 annual production rate target of 80,000 to 100,000 ounces, an operating gold mine in Guinea (Lefa) that is operating using the heap leach method but is expected to have a new CIP plant commissioned in December 2006 with a 2007 annual production rate target of 320,000 to 350,000 ounces and a gold mine (Masara) in the Philippines with a 500 tpd processing plant which will be commissioned by the end of the calendar year and to which a 2400 tpd plant is expected to be added and commissioned by June 2007 with a 2007 annual production rate target of 120,000 to 140,000 ounces. In addition to its interests in these gold mining operations, Crew also holds gold and other development projects in Greenland, Ghana, the Philippines and Norway. At the end of the 2006 fiscal year, Crew also held a 20% interest in Barberton Mines Limited which Crew disposed of subsequent to fiscal year end.

All non-gold projects are held through Crew Minerals AS, a wholly owned subsidiary. The Corporation’s primary non-gold assets are the Mindoro Nickel Project (“Mindoro”) and related Pamplona Sulphur Project in the Philippines. Crew Minerals also has molybdenum exploration activities (“Hurdal”) in Norway, royalty income from its interest in the Sequi Olivine Project in Greenland and currently has an option to acquire the Daguma coal project in the Philippines. The Company is in the process of listing Crew Minerals AS separately on the Oslo Stock Exchange and aims to conclude this process by the end of calendar year 2006.

History

In March 2002, the Corporation experienced a change of control as a direct consequence of a dissident shareholder action, which resulted in a change in the Board of Directors and senior management. The new senior management placed a strategic focus on developing and operating gold and other assets directly owned by the Corporation. The first priority was given to the completion of the development of Nalunaq Gold Mine. Nalunaq commenced commercial production in July 2004.

In line with the stated corporate strategy, since March 2002, the Corporation has:

(i)                                     formed and is operating the Nalunaq Gold Mine (“Nalunaq”), in which the Corporation holds an 82.5% interest;

(ii)                                 acquired the Leaf Corridor Gold Project (“Lefa”) in Guinea by acquiring 100% of the shares of Guinor Gold Corporation (“Guinor”) and substantially completing the Lefa CIP plant expansion;

(iii)                              with its associated Philippine partner, acquired approximately 72.5% of Apex Mining Company Limited and commenced development of the Masara Gold Mine (“Masara”), including new processing facilities;

(iv)                             disposed of the majority of its investment in Metorex Limited, a South African based public gold mining company;

(v)                                invested in and disposed of Barberton Mines Limited (20% interest), a South African based gold mining operation;

(vi)                             acquired the mineral rights to the Seqi olivine project in western Greenland, and subsequently divested its interest to an industrial partner; and

(vii)                           restructured, consolidated and centralized its corporate offices to Weybridge, England.

During the fiscal year, the Corporation also continued its exploration work on Mindoro and Hurdal, expanded the exploration on its gold properties and entered into an option agreement for the Daguma coal project in the Philippines. In addition the Corporation also explored a potential diamond resource at Maniitsoq in Greenland.

INDUSTRY INFORMATION

Exploration of Minerals in Greenland

Exploration and mining in Greenland are subject to the Danish Act on Mineral Resources in Greenland (consolidated act no. 386 of 18 June 1998) (the “Danish Mineral Act”).

According to the Danish Mineral Act all exploration in Greenland requires a prior exploration license from Greenland Home Rule, Bureau of Minerals and Petroleum (BMP). In order to be granted an exploration license, an application must be sent to BMP and the application needs to be approved by both the Joint Committee for Greenland Home Rule and the Danish Minister for Environment and Energy.

An exploration license may only be granted to legal entities domiciled in Greenland and comprised by Greenland taxation that are exclusively carrying out activities under the exploration license and are not subject to joint taxation. Further, it is a requirement that the applicant has the necessary expert knowledge and financial background with respect to the exploitation activities. Before an exploration license is granted, BMP shall approve certain plans for the exploration (e.g. exploration plans, environmental plans and safety plans).

The terms of an exploration license are subject to negotiations, but the normal standard terms are that the license is granted for a specified area. The period in which an exploration license is granted varies, but in general exploration licenses are given for a period of up to 5 years with the possibility of an extension of 5 years. The license may be extended up to a total period not exceeding 50 years.

An exploration license expires if no exploration work is carried out. The license will normally include an obligation to spend certain amounts on exploration in the exploration area per year and the exploration license may be subject to certain further conditions. There are no production royalties in Greenland, but a yearly license fee may payable to BMP.

The license holder is entitled to a subsequent mining license, if (i) the license holder identifies minerals, which the license holder intends to exploit commercially, (ii) the license holder provides duly documentation for viable commercial exploitation to BMP and (iii) BMP approves certain further required plans (e.g. safety plans, mining plans, environmental plans and plans for mine closure). BMP will normally require security for closure of the mine and clean up. A mining license is generally granted for a period of 30 years.

The Corporation currently, directly or indirectly, holds the following licenses in Greenland:

Nalunaq License

On 7 April 2003, BMP granted a 30-year license to Nalunaq Gold Mine A/S for exploration of minerals. The license is granted under the provisions of articles 7 and 15 of the Danish Mineral Act.

It is an exclusive license for exploration of mineral resources (excl. hydrocarbons) for the area within longitudes and latitudes:

60*21’N 44*48’W, 2: 60*21’N 44*49’W, 3: 60*20’N 44*49’W, 4: 60*20’N 44*53’W, 5: 60*23’N 44*53’W, 6: 60*23’N 44*49’W, 7: 60*22’N 44*49’W and 8: 60*22’N 44*48’W.

It is a condition under the Nalunaq License that the ultimate shareholder of Nalunaq Gold Mine A/S guarantees Nalunaq Gold Mine A/S’ obligations under the Nanulaq License. Further, Nalunaq Gold Mine A/S has provided a security deposit of DKK 4.2 million to the Government of Greenland to cover future estimated mine closure costs and a three-year monitoring program. The amount of the security deposit is based on an estimate of closure costs set out in a detailed closure plan prepared by BMP. The terms set out in the closure plan are not exhaustive and BMP has the right to set out additional terms in the event of future exploration activities within the area of the Nalunaq License.

Nanortalik License

On 12 July 2002 BMP granted an exploration license to Nalunaq I/S for exploration of mineral resources. The license is granted under the provisions of articles 7 and 15 of the Danish Mineral Act.

The license is an exclusive license for exploration of mineral resources (excl. hydrocarbons) for an onshore area at Nanortalik in Southwest Greenland.

Nalunaq I/S is obliged to spend certain exploration expenses in the exploration area. If this requirement is not meet, BMP may request to be paid 50% of the remaining amount in cash upon expiration of the license.

Akuunnaat Licence

The Akuunnaat license number 2006//07is in West Greenland and provides the exclusive rights to explore a 677 sg km area for gold and platinum. The license was granted in May 2006.

Majoqqaqg License

The Majoqqaq license number 2006/08 is in Western Greenland  and provides the exclusive right to explore a 178 sq km area for diamonds. The license was granted in May 2006. The company has applied for and additional license covering 1800 sq km and this has been recommended for approval by the Joint Committee.

Other Licenses

The Prospecting License number 2005/001 covers the entire area of West Greenland and is non exclusive but allows the company to conduct technical investigation prior to seeking exclusive licenses

Exploration of Minerals in Guinea

Artisanal mining activity is evident in numerous locations throughout and beyond the Lefa Corridor Gold Project. In addition, French and Russian interests engaged in limited mining activities during Guinea’s colonial period.

In 1984, the Government of Guinea created a protocol for exploring and exploiting gold, diamonds and other minerals on the Dinguiraye Concession and in the surrounding regions. A subsidiary of Guinor Gold Corp which is now a subsidiary of the Corporation became involved in the concession in 1986 when the interests of certain parties were transferred to it. Limited exploration by DGM of the concession occurred prior to 1986.

In 1989, a convention de base (the “Convention de Base”) was issued establishing the operating company Société Minière de Dinguiraye (“SMD”), now a wholly owned subsidiary of the Company, The parties to the Convention de Base are Delta Gold Mining Ltd (“DGM”) and the Government of the Republic of Guinea (“GOG”). Each party subscribed for 50% of the share capital of SMD and were permitted to appoint and equal number of directors to the Board with the Chairperson being appointed by the GOG. As consideration for the shares the GOG agreed to grant long term mining licenses to SMD and DGM agreed to oversee and manage the exploration and mining operations of SMD with an obligation to actively explore and develop any resources discovered. The Convention de Base sets out the objectives of SMD as the exploration for and mining of gold, diamonds and other associated minerals and the development of mines and processing plants in the concession area. It also allowed for the purchase by the shareholders, of gold produced, in the ratio of their shareholdings at a predetermined reduced rate based on the market price of gold at the time the gold was to be purchased.

The GOG granted SMD and exclusive, irrevocable mining concession for gold, diamonds, and associated minerals over 5 zones totalling 1500 km2 in the Dinguiraye area. The concession allows for the exclusive right to explore, mine, and construct whatever processing plants required, take whatever action is required for the proper operation of the concession and sell the finished product. It calls for the reforestation of any disturbed areas but requires no further permits or licences. The concession has duration of 25 years and expires in 2024 with an automatic renewal of 5 years under the same conditions and subsequent 5 year renewals based on negotiations between the parties. SMD was also granted the right to bring in whatever foreign personnel are required to operate the project but in return was required to use Guinean nationals for all non specialized labour and to hire Guinean nationals for specialized jobs if there are qualified.

The Convention de Base also requires a 5% royalty to be paid on the sales of minerals and establishes the tax rate on net profits at 30%. It also exempts SMD from import and export duties.

The Convention De Base was amended in October 1993 (“Amendment 1”). At that time the ownership was changed such that GOG transferred 70% of its interest in SMD to DGM bringing the respective interests to 15% by the GOG and 85% by DGM. The number of directors to be appointed by GOG was reduced from four to two and various details related to taxation and employee withholding tax were clarified.

The terms of the Convention de Base were confirmed in an agreement executed by the Government of Guinea and the Corporation in November 2004

In June 2006 the Company acquired the remaining 15% of SMD from the Government of Guinea and the Convention de base is in the process of being amended. Amendment 2 is anticipated to contain the following:

1.                                       GOG will no longer have the right to appoint directors

2.                                       The right of shareholders to buy gold at a reduced rate will be removed

3.                                       Confirmation that funds can flow out of Guinea without taxation beyond the existing royalty and income tax

4.                                       Confirmation that DGM has completed all its obligations with respect to exploration and capital investment

Exploration of Minerals in the Philippines

A new mining law Republic Act 7942 “PHILIPPINE MINING ACT OF 1995” (“Mining Act”) was introduced in March 1995, and the revised implementing rules and regulations DAO 96-40 were issued in 1996. According to the Mining Act, domestic and foreign-owned companies can apply for an Exploration Permit (EP). The maximum area under an EP that a qualified person may hold at any one time shall be:

(a)           Onshore, in any one province —

(1)           For individuals, 20 blocks; and

(2)                                  For partnerships, corporations, cooperatives, or associations, 200 blocks (which is equivalent to 16,200 hectares or 162,000,000 square meters).

(b)           Onshore, in the entire Philippines —

(1)           For individuals, 40 blocks; and

(2)                                  For partnerships, corporations, cooperatives, or associations, 400 blocks (which is equivalent to 32,400 hectares or 324,000,000 square meters).

(c)           Offshore, beyond 500 meters from the mean low tide level —

(1)           For individuals, 100 blocks; and

(2)           For partnerships, corporations, cooperatives, or associations, 1,000 blocks.

An EP is issued for two years after fulfilment of all relevant requirements. An EP is renewable for two-year periods (but not to exceed a total term of six years) upon the approval of the Secretary of the DENR; provided that the renewal of an EP will be allowed only if the permit holder has complied with all the terms and conditions of the EP and has not been found guilty of violation of any provision of the Mining Act and its implementing rules and regulations. The EP gives the right to prospect, survey, and carry out drilling and limited test operations in accordance with submitted work-programs. The EP secures the mineral right over the claimed area and it can be converted into a Mineral Production Sharing Agreement (“MPSA”) or a Financial and Technical Assistance Agreement (“FTAA”) after completed feasibility. An MPSA or FTAA is valid for 25 years and is renewable for an additional 25 years.

The Masara title is currently covered under MPSA No. 225-2005-XI granted on December 6, 2005with an area 679 hectares.

Applications for an MPSA have also been submitted for land under APSA 100 and 112A-B, covering several other Masara claims totalling 1800 ha.. However, portions of these applications were noted to be in partial conflict with claims of North Davao Mining Corp. To facilitate the processing of the applications the Mines and Geosciences Bureau (MGB) Panel of Arbitrators (PA) designated certain areas of the Apex application as free, i.e. areas without any conflict, while the remaining areas were declared in conflict. The free areas of APSA 100 and 112A-B, according to the authorities, were 2,553 hectares. Thus, Masara presently has a total of 3,232 hectares under an MPSA application. Pursuant to the Definitive Agreement with the former Apex management, the former management undertook responsibility for the processing and approval of the MPSA applications. This process is now in progress.

The Company is also  in the process of applying for a FTAA for Masara.

The areas in conflict with North Davao Mining Corp. are the subject of a case pending before the PA. The PA issued a decision in which none of the conflict areas were awarded to Apex. Apex filed a Motion for Reconsideration of the PA’s decision. The decision of the PA may be appealed to the Mines Adjudication Board (“MAB”). Thereafter, the MAB decision can be appealed to the Court of Appeal and then to the Supreme Court.

The Philippine Government renewed the EP for the Mindoro Nickel Concession in February 1999 for a period of two years. In early 2001, the key section of the concession was granted a MPSA, which secures the company exclusive rights to develop the property into a mine for a period of 25 years. The authorities are currently processing applications for other sections of the concession.

Exploration of Minerals in Norway

The 1972 Norwegian Mining Act divides minerals into two groups: claimable and non-claimable. In general, the claimable minerals are metal-bearing, and they belong to the state. In general, non-claimable minerals are classified as industrial minerals, and they belong to the landowner.

Any person or company that belongs to the European Economic Area (EEA) is allowed to claim the mineral rights to an area. A single claim area is limited to 300,000 m2, and its longest side cannot exceed 1,200 meters. There is no limit as to the number of claims allowed. The claiming procedure is as follows: A pre-claim (muting) is registered first. It may be held for 7 years, with a possible 3-year extension (total 10 years). A pre-claim is succeeded by a claim (utmål). Test or industrial exploration must be commenced within 10 years after the granting of a claim. However this time limit may be extended with the approval of the government.

Pre-claim holders have the right to prospect, survey, and carry out drilling and limited test explorations. If a claim holder believes that the claim area holds a feasible mineral deposit, a mining operation may be started after a number of conditions are fulfilled. Among these, a new mining operation requires permission from the agriculture and forest authorities in relation to the Planning and Building Act concerning pollution of the environment. There are no production royalties for mining licences in Norway. Certain fees are payable to landlords and the Government for registering and holding pre-claims, claims and during mining operations.

BUSINESS OF THE COMPANY

Business Overview

The business of the Corporation currently consists of the following ventures, each of which is described in more detail below:

(a)                                  Nalunaq Gold Mine in Greenland which commenced commercial production in July 2004;

(b)                                 Lefa Corridor Gold Project in Guinea where the CIP plant expansion is expected to be commissioned in December 2006;

(c)                                  Masara Gold Mine in the Philippines where the new 2900 tpd processing facility is expected to be commissioned in June 2007; and

(d)                                 Exploration projects located in Greenland, Ghana, Norway and the Philippines.

Nalunaq, Lefa and Masara are material to the Corporation as defined by Canadian National Instrument 43-101.

Crew has 15 employees in Weybridge, United Kingdom who provide technical, financial, and administrative and management expertise. In addition, the Corporation employs 30 people in Greenland, approximately 1000 people in Guinea, and approximately 1000 people in the Philippines. Mining operations in Greenland are conducted by independent contractors.

NALUNAQ GOLD MINE - GREENLAND

Property Description and Location

Nalunaq Gold Mine, which is owned 82.5 % by Crew, commenced commercial mining operations on July 1, 2004 and has been operating uninterrupted since then, producing approximately 75,000 oz gold in 2006. The opening of Nalunaq was a milestone for Greenland, being its first gold mine and the first new mine to be developed in the country for over 30 years. The mine is located approximately 40 kilometres NE of the town of Nanortalik in the southernmost tip of Greenland and is a Proterozoic narrow-vein, high-grade gold deposit. Transportation to Nalunaq takes approximately 40 minutes by helicopter from the international airport at Narsarsuaq.

The terrain is moderately alpine with mountain peaks reaching 1,200-1,600 meters above sea level. Nalunaq mountain, which hosts the gold deposit, is 1,340 meters high and is located in a wide glacial valley reaching into the Saqqa Fjord about 9 km from the mine site. Deep fjords allow access for shipping and the overall climate is moderate allowing full operations around the year. All mined ore from Nalunaq during the 2006 fiscal year was processed at Rio Narcea’s el Valle Plant in Spain and in batches of approximately 25-40,000 tonnes per shipment.

Ownership and Management

The Corporation owns directly 82.5% of the Greenlandic limited liability company, Nalunaq Gold Mine A/S (“NGM”), which operates the mine and holds the mining license., NunaMinerals A/S, has a 17.5% ownership in NGM.

The Nalunaq Mining License was granted by the Greenlandic and Danish Governments in 2003 for 30 years. The License covers an area of 16 km² around the mine site. In 2004, NGM received its final permits for the underground operation and commercial production started in July 2004.

NGM has a staff of 28 people to manage the operation and operate the camp and harbour. Mining operations and maintenance is contracted to Procon Mining and Tunnelling Ltd. of Canada on a labour hire basis. Procon has between 45 and 50 persons on site at any time. Mining equipment is owned by NGM and the Corporation. Locally owned contractors are engaged for surface ore haul, on-site construction work, catering and janitorial work. In total, over 35% of the employees are locally hired.

Geology

The Nalunaq deposit is a high-grade, gold-only mineralization associated with quartz-veins in a major shear zone. As a generic type, the deposit is a mesothermal vein-type gold mineralization, hosted in Proterozoic amphibolite-facies metavolcanic rocks. Visible gold is found in sheeted quartz veins which are located in a large-scale shear structure that appears to be related to regional thrusting. However, possibly due to extensive post-mineralization deformation, there is no simple relationship between the gold grade and amount of quartz at Nalunaq.

The most pronounced structure at Nalunaq is a narrow zone of ductile shearing surrounded by relatively brittle margins. The Main Vein itself is hosted in a 1-2 meter wide shear zone with a remarkably constant orientation. The regular sheet has an average strike of 45-50° and an average dip of 36º SE, varying between 22° and 55°.

The presence of quartz is the single-most important factor for the gold occurrence and is found as sheeted veins with stripes and bands of included calc-silicates. The quartz veins vary from 0.05 meter to 1.8 meters in width and often display pinch and swell structure with clear evidence of both compressive and dilatational post-mineralization deformation.

Systematic sampling of the underground exposures of the vein has shown that distribution of gold grade is erratic in nature, due to a pronounced nugget effect. Despite this variation, a regular zonation in grade can seemingly be identified in a series of high-grade segments running approximately northeast-southwest throughout the mine area. The reason for this regularity is not clear, but observations suggest that the highest-grade sections occur in or near the contact to medium-grained metadolerite sills. Lower-grade segments generally seem to be hosted in finer-grained metapillow basalt, which has suffered more intense shearing.

Resources

The exploration strategy for Nalunaq aims at continuously demonstrating more resources, than are being mined out so that measured and indicated resources can be maintained at a level of at least 400,000 ounces. In 2006, two areas had been targeted as areas of potential expansion. One target area was immediately to the west and northwest of the current active mining area. Another target area was the up-dip extension of the mineralization in the Upper Block. Each of these are identified as having the potential for expansion of resources to replace ore that has been mined.

Resources at Nalunaq cannot be defined by drilling alone. In the past drilling has often proven to be an unreliable grade indicator. One 2006 drill-hole intersected the Main Vein only 27 m from the 2005 hole which had returned an assay value of 3,777 g/t over 0.8 m and returned an intersection of only 1.0 g/t over 0.5 m. The comparison of these two results underlines the difficulty in obtaining representative grade information from diamond drilling.

Low-grade intercepts have frequently been found in areas that subsequently proved to be high-grade; however high-grade drill intercepts are usually a good sign of high-grade areas. This irregularity is due to the nuggety nature of the narrow vein, which makes systematic sampling of drift faces the only viable source for resource calculations.

Surface drilling is therefore considered only the first stage of a resource development program at Nalunaq. Underground drifting is required for reserves to be demonstrated as being proven or probable.

In calendar year 2005 an exploration program commenced during Q3. The exploration program for the South Block (valley sector) on Nalunaq was developed with a time line of approximately six months followed by drilling in the Upper Block (mountain sector between 600-900 levels).

The exploration drilling in the South Block and the Upper Block of Nalunaq was successful increasing the overall resource base to 1.2 million ounces. The program provided results, which allowed an independent consultant, Snowden Mining Industry Consultants Inc (“Snowden”), to define an Inferred Resource of 2.1 million tonnes with a grade of 18 g/t (range: 16-21 g/t), using a conservative payability factor averaging 40% for the drill-indicated resources.

More than 6,000 m of systematic core drilling from 37 holes in the South Block was completed in calendar year 2005. The result of this drilling confirmed a geologically continuous mineralized sheet in an area of nearly 400,000 m2. This sheet is a direct continuation of the known structure previously established by drifting. As expected, the narrow vein returns irregular assay results from the drill intercepts. In the Upper Block, 8 holes totalling 572 m demonstrated continuous mineralization over an area of about 255,000 m2.

The 2006 summer diamond drill programme at Nalunaq was a direct continuation of the 2005 and previous programmes. The programme encompassed 3,770 m in 15 holes from 6 drill platforms and was completed on schedule and budget between early June and early August. Of the 15 holes drilled in 2006 programme, the Main Vein structure was identified in 10. The best intersection from the 2006 programme in the Main Vein was 5.8 g/t over 0.50 m. The highest Main Vein intersection was at an elevation of 800 m. Two holes from one pad were drilled to test the southeast extension of the South Block.

Based on the 2006 results, a re-interpretation of the Main Vein plane in the western part of the Upper Block is now consistent with the interpretation to the west in other parts of the mine. Consideration will be given for future exploration drilling at depth, but virtually all the possible drill platform locations on the mountain have now been utilized.

Due to the nature of the high-grade, narrow-vein mineralization the new resources cannot be classified as measured and indicated resources before underground drifting into the structures has been completed. Management believes that the consistent drilling results are supportive of a significant mineralization and has adopted a conservative payability factor averaging 40% to adjust for the uncertainty.

The results of the calendar year 2005 exploration programme can be summarized as follows:

Measured and Indicated Resources*:

Area	Estimated tonnes	Payable tonnes	Grade	Cont oz gold
Target Block	380,000	380,000	21	257,000
South Block	60,000	60,000	19	37,000
Total	440,000	440,000	21	294,000

Inferred Resources:

Area	Estimated tonnes	Payable tonnes	Grade	Cont oz gold
South Block	1,585,000	520,000	18	300,000
Target Block W	360,000	270,000	16	139,000
Target Block N	390,000	290,000	18	168,000
Upper Block	485,000	320,000	18	185,000
Mountain Block	580,000	190,000	18	110,000
South Block C	93,000	70,000	17	38,000
Total	3,364,560	1,616,000	18	940,000

a.              The above table has been extracted from the Report entitled “Independent Review and Resource Estimate” dated August 5, 2005. The Report was prepared for the Corporation by the independent consulting group, Snowden Mining Industry Consultants Limited (“Snowden”). The resource estimate has been compiled in accordance with the Canadian National Instrument 43-101 and reported to the 2004 CIM Definition Standards (“Mineral Resources and Mineral Reserves”) by Snowden. Dr. Simon C Dominy is the “Qualified Person” as defined by 43-101 that has verified the estimate. Dr. Dominy is a Principal Mining Geologist and has extensive experience of narrow-vein high nugget systems such as Nalunaq. A copy of the report can be obtained at www.sedar.com.

b.              Payable tonnages have been rounded to the nearest 10,000 tonnes to reflect the uncertainty in the estimate. Tonnage has been estimated using a bulk density of 3.0 t/m3 and diluted to a ‘mineable’ stope width of 1.4 m.

c.               The global resource grade is reported at a zero cut-off grade, and has a best-estimate grade of 18 g/t Au within the range of 16-21 g/t Au. The best-estimate grade of 18 g/t Au is based on extensive underground bulk sampling of the Target Block undertaken during 2000, with the grade range reflecting the likely grade variability inherent in such a coarse-gold high-nugget system. Current production reconciles within this range.

d.              Contained ounces are rounded to the nearest 1,000 ounces to reflect resource uncertainty.

e.               The application of a best estimate for grade quoted within a grade range is an unusual practice within the mining industry. However, the precedent exists when quoting grades for high-nugget effect veins systems that carry high inherent grade variability.

Mining

Nalunaq has posed considerable challenges due to the simple, yet difficult geometry of the Main vein. The main factors being a narrow vein width of 0.7 metres and a 30-40 degree dip. The narrow width calls for a high degree of drilling and blasting accuracy to prevent dilution, and the dip both precludes efficient footwall layouts for mechanised mining and also requires additional rock handling activities to ensure all the ore is successfully transferred to the bottom of the stope for mucking and cleaning.

The preferred mining method is longhole mining, which comprises drifting horizontally along strike at 11 metre vertical spacing resulting in ore blocks of about 14-16 meters length on dip. The ore drifts are either mined as a whole face or in two cuts separating the ore and the waste (resue). This block is then subdivided into 14 metre wide stopes between 1.5 metre stability pillars (rib pillars). Each block is opened with a short raise along one pillar and then blasted using long blast-holes drilled either from the top or the bottom, giving the method its name. Following stoping and removal of the ore, the stope has to be cleaned of any residual fine ore, some of which is at high grade.

To access the drifts, from which all operations are carried out, a ramp and other mine openings are necessary to transfer the ore and waste to lower levels for transport or to supply access for mine services such as ventilation, power and water.

The mine at Nalunaq now encompasses most of the original Target Block and some 40,000 m2 of ore has been mined as stopes or resue ore drives. As a result of the exploration efforts over the past several years, mine development has now progressed into the South Block and further west in the upper part of the Target Block than originally expected. An access ramp to the bottom of the Upper Block is expected to be completed before the end of 2006. This ramp will permit the development of the high grade ore known to outcrop above the 600 m elevation.

After its initial start up in 2004, Nalunaq’s ongoing focus has been to improve the delivered grade. During the 2006 fiscal year, the Company engaged Snowden to review the mining operations and identify areas where efficiencies could be improved. The mine optimisation programme is being implemented. The first phase of the optimisation programme has focussed on reducing mining dilution through improved blast design, geological control and supervision and washing of stopes to maximise gold recovery.

The grades achieved from Nalunaq for the 2006 fiscal year were consistently higher than the previous year. The average grade of gold shipped and processed for the 2006 fiscal year was 19.0 g/t compared to 15.9 g/t for the 2005 fiscal year, an improvement of 19.5%.

Management believes the implementation of the optimisation programme has contributed to these improvements, however, cautions that the grade variation observed between milling campaigns is also typical of the nature of the style of the narrow vein, high grade deposit being mined in Nalunaq.

The second phase of the mine optimisation programme was to review the mining equipment to ensure a sustainable balance between mine development and stope production to increase production rates. The Company placed orders for an additional long hole drill rig, replacement scoops and larger 20 tonne underground trucks together with ancillary mobile equipment. Management anticipates that further improvements to mining efficiencies and production rates should be realized during the last half of 2006 as this equipment is delivered to site.

Ore Shipping

Nalunaq has no processing facilities on site. During the last two years, ore processing at the El Valle plant of Rio Narcea Gold Mines Ltd (RNGM) in Spain has continued with independent analysis and verification of each campaign. The El Valle plant has a conventional circuit comprising grinding with gravity recovery of free gold, flotation recovery of fine gold with minor sulphides to a concentrate, and leach recovery of fine gold in a carbon-in-leach circuit. The process is fully documented and an independent consultant is in attendance when the Nalunaq ore is treated.

In Greenland, the ore is trucked by 25-tonne trucks operated by a local contractor to a 60,000 tonne capacity stockpile area at the port facility established on the Saqqaa fjord about 11 km from the mine site. When there is sufficient ore, a ship is requested from Fednav International Ltd. of Montreal with whom the Corporation has a three-year contract. Bulk carriers with 30 to 40,000 tonne capacity are loaded at NGM’s harbour. The ore is then shipped to Spain, off loaded at the port of Aviles and trucked 60 km to the El Valle plant site.

During the year, the company was informed that the processing at Rio Narcea Gold Mines’ El Valle process plant in Spain will terminate by the end of 2006. The Corporation is currently discussing a different arrangement at El Valle. Other alternatives for the long term processing for NGM’s ore are also being examined, including the acquisition of a processing plant that will be owned and operated by the Corporation.

The Mine Site

Camp

The camp layout currently consists of modular single occupancy living units, office complex, kitchen complex, clinic, assay laboratory, change house, recreation hall with gym, warehouse, potable water supply system, sewage treatment system, electric power plant and workshop facilities. The camp currently has accommodation for about 100 people. Telecommunication systems provided by Tele Greenland include high-speed Internet connection available to all via a wireless network.

The camp has an approved helistop facility. There are regular charter flights from Qaqortoq and Narsarsuaq with onwards connections to regular scheduled transatlantic flights to Europe and charter flights to Newfoundland.

The Assay Laboratory

Nalunaq is equipped with a fully functional assay laboratory, consisting of a preparation lab, a wet chemistry lab and an assay section with computerized AAS instrumentation.

Environmental

Since its inception, NGM has been the subject of detailed environmental monitoring. Baseline studies included sampling of water and plant materials and the installation of a weather station in the valley. A new weather station was established in the fjord in 2001 and ongoing environmental monitoring programs are being maintained within the license area.

The monitoring program includes a regime of water sample collection from the surrounding watershed and the operation’s discharge areas including the mine water. Another sampling regime covers the biological population including fish in the stream extending from the mine area to the sea and in the fjord itself. Lichen samples are collected to monitor the effects of heavy metals in dust dispersion. The results of the monitoring are published annually by the Danish National Research Institute. Effects on the environment from the mining operation can be detected but all these remain well within permitted limits. NGM has a program of making continual operational improvements to reduce its environmental footprint.

LEFA CORRIDOR GOLD PROJECT – GUINEA

Project description and location

The Lefa Corridor Gold Project is located approximately 700 KM northeast of Conakry, the capital of the Republic of Guinea. The principal concession, governed by the Convention de Base, covers an area of approximately 1,500 square kilometres and is known as the Dinguiraye Concession. Lefa also has a further six contiguous properties over which the Company has rights derived from six prospecting permits not governed by the Convention de Base bringing the total project area to approximately 2,379 square kilometres.

The tenements comprising the Lefa Gold Project are set forth in the following table:

Name	Licence Type/ Number	Area	Date Granted	Current Expiration Date	Term
Dinguiraye (1).	Convention de Base and Decree N(o)D/94/024/PR G	1,500 km2	March 21, 1994	March 21, 2019	Initial: 25 years Renewal: 5 years
Kobedara East.	Prospecting Permit N(o)A2003/032	167 km2	September 15, 2003	September 15, 2007	Initial: 2 years Renewal: 2 years
Kobedara West	Prospecting Permit N(o)A2003/30	180 km2	September 15, 2003	September 15, 2007	Initial: 2 years Renewal: 2 years
Iroda	Prospecting Permit N(o)A2002/42	62 km2	November 8, 2004	November 8, 2006	Initial: 2 years Renewal: 2 years
Boubere	Prospecting Permit N(o)A2003/031	14 km2	September 15, 2003	September 15, 2007	Initial: 2 years Renewal: 2 years
Norum	Prospecting Permit N(o)A2003/7	222 km2	March 17, 2003	March 17, 2007	Initial: 2 years Renewal: 2 years
Dantinia	Prospecting Permit N(o)A2005/070	234km2	July 14, 2005	July 17, 2007	Initial:2 years Renewal: 2 years
TOTAL		2,379 km2 .

(1)                The deposits on the Dinguiraye Concession comprise the following deposits that are included in the mineral reserve and mineral resource statements: Lero/Karta, Fayalala, Kankarta, Banko, Tambico, Folokadi, Banora, Boubere, Siguirini and Sanoukono.

(2)                Confers exclusive rights to prospect for specified minerals in a set area for the time specified.

(3)                These permits were previously granted and renewed on September 15, 2005 as the current prospecting permits and may be renewed for a further two year period.

(4)                On renewal, the area covered by prospecting permits may be reduced by 50%, subject to negotiation with the Government of the Republic of Guinea.

Mining approvals from the Government of the Republic of Guinea’s Ministry of Natural Resources will be required to commence mining operations on Kobedara East, Kobedara West, Iroda, Boubere and Norum. An application for such an approval must also include a feasibility study. Such properties are subject to the general mining laws of the Republic of Guinea.

Ownership and History

On October 17, 2005 Crew announced an offer to purchase 100% of the shares of Guinor (references in this section to Guinor includes its subsidiaries), at a price of C$1.50 per common share, in an all cash transaction valued at approximately $330 million.

On the date of initial acquisition by Crew, Guinor had an 85% interest in its subsidiary, Societe Miniere de Dinguiraye (“SMD”). SMD is the Guinor subsidiary which owns the Lefa mineral property and related net assets. Crew completed the purchase of the remaining 15% of SMD from the Government of Guinea on June 30, 2006 through cash payment of US$15 million and the issue of 7,836,908 common shares at an aggregate fair value of US$15 million.

The Guinor purchase was financed by the raising of approximately $340 million, provided by the issue of 6% Convertible Bonds of $194 million and new equity of US$146 million. On closure of the tender process on December 14, 2005, 245,572,869 Guinor common shares, representing approximately 94% of the issued and outstanding Guinor common shares, were validly deposited (or guaranteed for delivery) pursuant to the Offer. Crew acquired a sufficient number of Guinor common shares to permit it to carry out a compulsory acquisition of the remainder of the outstanding Guinor common shares not deposited to the Offer. The Corporation announced it would commence the compulsory acquisition of these shares on February 7, 2006. The process was completed on March 3, 2006 with the Corporation securing 100% of Guinor’s shares.

In November 2004 Guinor signed an agreement with the Government of Guinea paving the way for a substantial expansion of Lefa. The agreement was signed on behalf of the government jointly by the Minister of Mines, the Minister of Economy & Finance and the Governor of the Central Bank and confirms that the Government of Guinea and Guinor will adhere to the terms of the existing Convention de Base which defines the fiscal regime for any investment by Guinor. It also confirms the right of Guinor to import and transport heavy fuel for power general free of any taxes or government charges.

Guinor was established in 2004 and on April 26, 2004 acquired 100% of the shares of Kenor ASA (“Kenor”). Kenor was founded in 1981 for the purpose of developing trade links and relationships between Norway and Africa. In 1992, following the identification of the Lefa deposit in Guinea, Societe Minere de Dinguiraye (“SMD”) was incorporated as an operating company in Guinea to develop and expand the Lero deposit. In 1994, Kenor was first listed on the Oslo Stock Exchange (“OSE”). The Lefa gold mine was opened in 1995 and the first gold bar was produced from the mine in April of 1995. In 1998, Kenor increased its holding in the Lefa gold mine from 42.5% to 85% (by acquiring the shares of DGM that were held by another company), with the remaining 15% of SMD being held by the Government of the Republic of Guinea.

Kenor commenced the Large Exploration Program (“LEP”) on the Lero Gold Project in September 2002 which was designed to attempt to define sufficient mineral reserves to justify development of the CIP plant. In September 2003, as a result of the LEP, Kenor commissioned a feasibility study aimed at defining a large scale gold project to exploit both oxide and primary (sulphide) ores and to identify new mineral reserves to justify a CIP plant on the Dinguiraye Concession that can process both ore types. The feasibility study was completed in March 2005. (See “Ore Processing – New CIP Plant”)

The new CIP plant is expected to be commissioned in December 2006.

Geology

Regional Setting.

The Lefa Gold Project lies within the Siguiri Basin, part of the Birimian volcano-sedimentary series, which dominates the basement geology of the West African Shield. The Birimian Series, including the Siguiri Basin, is under-plated by a cratonized block of Archaean-aged high-grade metamorphic and intrusive rocks termed the Man Shield. A collisional environment resulted in the development of dominantly greenschist facies metamorphism and regional northeast to northwest trending deformation zones, considered to be fundamental to the development of gold mineralization in the Siguiri Basin.

Project Setting.

The Siguiri Basin can be subdivided into two distinct formations - the upper Matagania Formation and the lower Siguiri Formation. The Matagania Formation is dominated by inter-bedded claystones and siltstones, better represented throughout southern portions of the Dinguiraye Concession. The Siguiri Formation comprises intercalated siltstones and arkosic sandstones or greywackes and occasional conglomerates, which are more prevalent in northern portions of the Dinguiraye Concession.

Deformation and metamorphism appear to have been substantially more subdued within the Siguiri Basin compared with other West African Birimian terrains. Within the LEFA Corridor the basement stratigraphy is essentially sub-horizontal and significant fault offsets are rare. Primary mineral assemblages reflect low-grade regional metamorphism and are characterised by broad monoclinal folding.

The entire stratigraphy has been intruded by massive dolerite dykes and sills during the Jurassic period, associated with the break-up of the Gondwanan continental landmass. Being more resistant to erosion and lateritization, these intrusions form prominent hills and bluffs within the northern half of the concession, and their magnetic susceptibility can be distinguished in airborne magnetic data.

At the regional scale, gold occurrences are more numerous in the coarser grained arkosic unit (Siguiri Formation). The lithological sequence in the LEFA Corridor area is dominated by sediments and is composed mainly of arkosic siltstones with subordinate horizons of true arkoses.

Mineralization is preferentially developed in the more permeable, altered, coarser grained sediments, within and adjacent to east-northeast oriented structures and north to north-northwest trending fracture zones. Mineralization is localised by a combination of lithological and structural controls. The dip and strike of mineralized zones, and to a lesser extent the style of mineralization, varies considerably between deposits. Gold mineralization is dominantly associated with stockwork and sheeted quartz-carbonate-sulphide veining, stockworks of albite-carbonate-sulphide veinlets, or as sulphidic haematitic breccia. Pyrite is the dominant sulphide species. Gold is largely developed within fractures in pyrite grains, rarely larger than 50 microns, and is non-refractory.

Extensive weathering and lateritization of the mineralization and surrounding host rocks has resulted in the development of economic laterite and saprolite gold deposits. Both transported and residual laterites, up to 15m thick, host economic gold mineralization, which typically averages lg/t to 2g/t gold over extensive lateral areas. Saprolite mineralization tends to be higher grade (1.5g/t to 5g/t gold), but is generally developed over more restricted zones between two metres and 30 metres wide. The base of oxidation extends to over 100m, but may be locally depressed within zones of fracturing and brecciation. The width and grade of primary mineralized zones appear to be little different from their equivalents within the saprolite profile.

Resources

Mineral Resources

(as at 31 December 2005)

Inferred mineral resources on the Dinguiraye Concession, as at 31 December 2005, are set forth in the table below.

LEFA RESOURCE STATEMENT

As at 31st December 2005

Mineral Resources

		Measured			Indicated			Measured + Indicated
deposit	material type	tonnes t	grade g/t Au	contained gold oz	tonnes t	grade g/t Au	contained gold oz	tonnes t	grade g/t Au	contained gold oz
SMD Lero (1)(3)
LEFA Corridor

Lero Karta	laterite	150,000	0.7	4,000	70,000	1.1	3,000	220,000	1.0	7,000
	saprolite	3,380,000	2.4	261,000	4,600,000	2.0	296,000	7,980,000	2.2	557,000
	fresh	10,290,000	2.2	728,000	11,380,000	1.7	622,000	21,670,000	1.9	1,350,000
	sub total	13,830,000	2.2	993,000	16,050,000	1.8	921,000	29,880,000	2.0	1,914,000

Fayalala	laterite				4,650,000	1.0	143,000	4,650,000	1.0	143,000
	saprolite	8,450,000	1.4	370,000	3,640,000	1.3	152,000	12,090,000	1.3	522,000
	fresh	8,240,000	1.4	363,000	8,830,000	1.2	347,000	17,070,000	1.3	710,000
	sub total	16,690,000	1.4	733,000	17,120,000	1.2	642,000	33,810,000	1.3	1,375,000

Kankarta	laterite	0	0.0	0	0	0.0	0	0	#DIV/0!	0
	saprolite	30,000	1.4	1,000	390,000	1.5	20,000	420,000	1.6	21,000
	fresh	150,000	2.5	13,000	3,660,000	1.9	224,000	3,810,000	1.9	237,000
	sub total	180,000	2.4	14,000	4,050,000	1.9	244,000	4,230,000	1.9	258,000

Banko	laterite				50,000	0.9	1,000	50,000	0.6	1,000
	saprolite				60,000	3.9	7,000	60,000	3.6	7,000
	fresh				40,000	2.8	3,000	40,000	2.3	3,000
	sub total				150,000	2.3	11,000	150,000	2.3	11,000

Tambico	laterite	0	0.0	0	0	0.0	0	0	#DIV/0!	0
	saprolite	150,000	2.7	13,000	320,000	1.8	19,000	470,000	2.1	32,000
	fresh	0	0.0	0	300,000	1.7	17,000	300,000	1.8	17,000
	sub total	150,000	2.7	13,000	620,000	1.8	36,000	770,000	2.0	49,000

Folokadi	laterite				120,000	0.8	3,000	120,000	0.8	3,000
	saprolite				310,000	1.0	10,000	310,000	1.0	10,000
	fresh				410,000	1.5	19,000	410,000	1.4	19,000
	sub total				840,000	1.2	32,000	840,000	1.2	32,000

Banora	laterite				0	0.0	0
	saprolite				0	0.0	0
	fresh				0	0.0	0
	sub total				0	#DIV/0!	0

Sanukono	laterite				1,620,000	1.2	60,000	1,620,000	1.2	60,000
	sub total				1,620,000	1.2	60,000	1,620,000	1.2	60,000

Boubere	laterite
	oxide
	fresh
	sub total

Siguirini	saprolite
	sub total

TOTAL	in situ	30,860,000	1.8	1,766,000	40,450,000	1.5	1,946,000	71,300,000	1.6	3,699,000

TOTAL	stockpiles (2)				3,341,000	1.2	140,000	3,341,000	1	140,000

TOTAL	all	30,860,000	1.8	1,766,000	43,791,000	1.5	2,086,000	74,641,000	1.6	3,839,000

		Inferred			total
deposit	material type	tonnes t	grade g/t Au	contained gold oz	tonnes t	grade g/t Au	contained gold oz	cutoff g/t Au
SMD Lero (1)(3)
LEFA Corridor

Lero Karta	laterite	0	0.0	0	220,000	0.8	7,000	0.5
	saprolite	190,000	1.4	9,000	8,170,000	2.2	566,000	0.7
	fresh	5,050,000	1.5	251,000	26,710,000	1.9	1,601,000	0.7
	sub total	5,240,000	1.5	260,000	35,120,000	1.9	2,174,000

Fayalala	laterite	1,380,000	1.0	43,000	6,030,000	1.0	186,000	0.5
	saprolite	930,000	1.1	32,000	13,020,000	1.3	554,000	0.6
	fresh	6,240,000	1.2	245,000	23,310,000	1.3	955,000	0.6
	sub total	8,550,000	1.2	320,000	42,360,000	1.2	1,695,000

Kankarta	laterite	0	0.0	0	0	0.0	0	0.5
	saprolite	10,000	2.3	1,000	430,000	1.5	22,000	0.7
	fresh	990,000	1.5	46,000	4,800,000	1.8	283,000	0.7
	sub total	1,000,000	1.5	47,000	5,230,000	1.8	305,000

Banko	laterite	90,000	0.9	3,000	140,000	0.9	4,000	0.5
	saprolite	70,000	4.0	9,000	150,000	3.8	29,000	0.7
	fresh	30,000	3.0	3,000	70,000	2.9	6,000	0.7
	sub total	190,000	2.5	15,000	340,000	3.4	26,000

Tambico	laterite	0	0.0	0	0	0.0	0	0.5
	saprolite	40,000	1.6	2,000	510,000	2.0	34,000	0.7
	fresh	300,000	1.3	13,000	600,000	1.5	30,000	0.7
	sub total	340,000	1.4	15,000	1,110,000	1.8	64,000

Folokadi	laterite	80,000	0.7	2,000	200,000	0.8	5,000	0.5
	saprolite	190,000	1.5	9,000	490,000	1.2	18,000	0.7
	fresh	550,000	1.7	31,000	960,000	1.6	50,000	0.7
	sub total	820,000	1.6	42,000	1,660,000	1.4	74,000

Banora	laterite	40,000	1.1	1,000	40,000	1.1	1,000	0.5
	saprolite	620,000	1.8	35,000	620,000	1.8	35,000	0.7
	fresh	490,000	1.9	29,000	490,000	1.9	29,000	0.7
	sub total	1,150,000	1.8	65,000	1,150,000	1.8	65,000

Sanukono	laterite	0	0.0	0	1,620,000	1.2	60,000	0.5
	sub total					1,620,000	1.2	60,000

Boubere	laterite	40,000	0.7	1,000	40,000	0.7	1,000	0.5
	oxide	3,000	2.1	200	3,000	2.1	200	1.0
	fresh	360,000	1.9	21,000	360,000	1.9	21,000	1.0
	sub total	400,000	1.7	22,000	400,000	1.7	22,000

Siguirini	saprolite	30,000	2.4	2,000	30,000	2.4	2,000	1.0
	sub total	30,000	2.4	2,000	30,000	2.4	2,000

TOTAL	in situ	17,720,000	1.4	788,000	89,030,000	1.6	4,500,000

TOTAL	stockpiles (2)	0	0	3,340,000	1.2	140,000

TOTAL	all	17,720,000	1.4	788,000	92,370,000	1.6	4,640,000

(1)         The above table has been extracted from the resource estimate compiled from drilling data in accordance with the Canadian National Instrument 43-101 and reported to the 2004 CIM Definition Standards ( Mineral Resources and Mineral Reserves) by the independent consulting group, RSG Global of Perth, Australia under the supervision of Mr. Andrew Pardey, Chief Geologist for Crew. The estimate has been verified by Andrew Pardey, the “Qualified Person” as defined by NI 43-101. A copy of the report can be obtained from www.sedar.com

(2)         Stockpile resources tonnes and grade have been calculated by Mr. Andrew Pardey, Chief Geologist, from Crew.

(3)         All resources have been calculated using the multiple indicator kriging, ordinary kriging technique or inverse distance methods.

4)             All tonnes, grade and ounces have been rounded to an appropriate level for reporting.

Reserves

The following table sets out the mineral reserves estimated on the Dinguiraye Concession as at 31 December 2005 assuming a gold price of US$525 per ounce of gold.

Mineral Reserves
(as at 31 December 2005)

Figure 1:Mineral Reserves(1)

	Proven			Probable			Total Reserves
Deposit	Tonnes (Mt)	g/t	Million ozs	Tonnes (Mt)	g/t	Million ozs	Tonnes (Mt)	g/t	Million ozs
Lero Karta	12.0	2.1	0.84	9.3	1.7	0.51	21.3	1.9	1.35
Fayalala	12.7	1.4	0.58	6.3	1.3	0.26	19.0	1.4	0.83
Others	0.2	2.3	0.01	7.1	1.4	0.31	7.3	1.4	0.33
Total	24.9	1.7	1.43	22.7	1.5	1.08	47.6	1.6	2.51

(1)          Based on a gold price of US$525

Mining

All open pit mining practices adopted by SMD within the Lefa Gold Project follow modern mining techniques. Pits are generally mined bench by bench with approximate heights of 2.5m per flitch, leaving a ramp behind for access. Some lateritic cap rock requires drilling and blasting, however the majority of the laterite and saprolite ore types are free digging. Dewatering is undertaken by way of bores and/or trenches and sump pumps. SMD has engaged a third party South African mining contractor with a Guinean registered subsidiary for all material movement. SMD, however, undertakes the mine planning, scheduling, grade control, surveying and quality control.

Application of a relatively high mining cut-off grade for the heap leach operation has historically resulted in a substantial quantity of mineralization of marginal or sub-economic grade being assigned to the waste dump. This is particularly the case at the Fayalala deposit, where the mineralization is generally lower grade and distributed in a more diffuse manner. As a result, material lying above 0.5g/t Au and below the present cut-off grade applied in each pit is now assigned a ‘sub-grade’ category and stockpiled separately adjacent to the pit.

In conjunction with the commissioning of the CIP plant, the mining operations will be expanded with five Komatsu PC1800 excavators and eighteen Komatsu 785 haul trucks. The two major mining areas are the Fayalala and Lero Karta pits. These pits are separated by approximately 8km and will be mined over the entire life of the project. Several smaller satellite pits will also act as a supplementary feed source for the mill over the life of the project.

Mine production will supply some 6.0 million tonnes of run of mine (“ROM”) ore per annum with the current mine life extending for 8 years. The average total material movement is approximately 32Mtpa. The mine will operate two 11-hour working shifts. The mining method for the development of the open pits is a conventional excavator-truck operation allowing for selective mining of the ore grade material using a mining contractor.

Pit design parameters are generally in keeping with established mining practice for excavator-truck operations. The pit haul ramps are designed with a width of 21m and a gradient of 10%. The bench height for drilling and blasting will be 5 to 6 metres in both ore and waste with excavation of these benches done in two cuts or flitches.

Mining of both oxides and primary ore and waste material will be carried out over the life of the project. The fresh rock units are all competent, and drilling and blasting will be required.

Ore from the Fayalala pit will be hauled direct to the process plant ROM pad by the primary haul fleet. Ore from the Lero Karta operation will be trucked to a ROM pad and primary crusher facility at the vicinity of the Lero-Karta pit entrance for subsequent crushing and conveying to the main process plant at Fayalala.

All other satellite pit ore will be hauled to the process plant ROM pad as required, using the mining fleet haul trucks.

It is intended that the majority of ore trucked to either of the two ROM pads will be direct tipped into the ROM bin by the haul trucks. Ore, which is stockpiled on either ROM for operational reasons will be fed into the respective crusher by a dedicated front end loader.

Ore processing

Heap Leach Processing.

Lefa, since its inception, has utilized heap leach processing. Heap leaching involves the treatment of the finer grained and more clay-rich ‘high-fines’ laterite and saprolite ore types. The heap leach process includes cement agglomeration of the ore prior to leaching, due to the relatively poor permeability characteristics of the unagglomerated clay-rich material. High-fines laterite and saprolite ore is stockpiled on the ROM pad adjacent to the crushing and agglomeration facility. Ore is moved from the stockpile by front-end loaders and deposited into the feed hopper of the crushing circuit. The ore is discharged from the feed hopper via a variable speed apron feeder before passing through an open-circuit two-stage crushing plant. Following crushing, Portland cement is metered onto the ore stream as the crushed ore is conveyed to the agglomeration circuit. The ore charge passes through the rotating agglomeration drum, blending the ore and cement, where charge is sprayed with sufficient sodium cyanide solution to form discrete lumps or agglomerates’.

The agglomerated ore is discharged from the drum onto a series of portable field conveyors that are used to transfer the material to the heap leach pads. A radial stacking conveyor is utilized to deposit the agglomerated ore in a six metre high lift on the leach pad. Leach pads vary in size depending on site-specific conditions, but generally approximate 50m wide by 200m long. Each heap leach pad has a compacted base, which is covered by a 1.5mm thick high density polyethelyne (“HDPE”) plastic pad liner, which is in turn covered with a compacted trafficable layer of previously leached saprolitic ore. A network of perforated pipes is installed above the trafficable base during ore emplacement to ensure acceptable drainage of the leach solutions. Following completion of ore stacking, the top surface of the heap is covered with shade-cloth to reduce surface erosion and evaporation during irrigation. A network of irrigation pipes and sprinklers are placed across the top surface of the heaps at 6m centres.

Dump Leach Processing.

Dump leaching involves the treatment of more gravely and iron-indurated laterite ore. ROM dump leach ore is trucked directly from the mine to the dump leach pads without rehandling. Prior to dumping the ore, haul trucks pass through a lime addition station where 4kg/t of lime is discharged onto the top of the ore. The haul truck then proceeds to the dump under construction, discharging its load along a trafficable roadway constructed one metre above the finished surface of the dump. A dozer is then used to spread the ore over the remaining dump leach pad area. Restricting haul truck access to the roadway and the use of a dozer to spread the ore limits compaction of the final top surface of the dump. After completing dump construction the access roadway is removed by the dozer and the top surface of the pad is ripped in two directions to a depth of one metre. A network of irrigation pipes and sprinklers, identical to those applied on heap leach pads, is placed at six metre centres directly on top of the ore. Unlike the heap leach pads, those used for dump leaching are constructed as multi-lift dumps without the use of a separate HDPE liner between each lift and the average height of each lift is approximately 12 metres.

Irrigation of Leach Pads.

Irrigation of both the heap and dump ore pads with cyanide solution commences immediately following the completion of dump construction. Irrigation and leaching of both ore types is broken into a primary and secondary cycle. The primary heap leach cycle typically extends for 45 days, followed by a secondary leaching cycle of an additional 60 or more days. Due to slower leaching characteristics, however, dump leaching involves a longer primary cycle which typically lasts for 90 to 100 days, followed by a corresponding secondary leach cycle of equivalent duration. The leach solution application rate in both cases varies from approximately 10 litres/hr/m2 during the initial phase of primary irrigation, down to as low as four litres/hr/M2 during the latter stages of secondary leaching. As long as economic gold recovery is indicated in the solution exiting the leach pad area, secondary leaching of both heap and dump pads can continue indefinitely at a lower unit flow rate. Based on the design of the leaching system at the Lero Gold Project, it is possible within reasonable limits to extend or adjust the secondary leach cycles to meet the specific leaching characteristic of the ore being treated.

Both primary and secondary leach solutions exiting the heap and dump leach pads are directed into a common solution collection system comprising an open HDPE lined channel with a contiguous HDPE lined pipe bench. The primary leach solution or high grade pregnant leachate exiting the pads is directed to the pregnant solution storage pond by way of pipes that run along the pipe bench. Lower grade secondary leach solution is allowed to discharge directly into the HDPE lined channel that then carries this lower grade solution back to either the intermediate solution or cyanide addition pond. All solution exiting the heap and dump leach pads is retained within the solution collection system.

New CIP Plant

In March 2005, the Corporation received a completed bankable feasibility study (the “Feasibility Study”) on LEFA Corridor portion of the Lera Gold Project on the Dinguiraye Concession. The feasibility study was produced by a Perth, Australia based team of independent consultants led by Lycopodium Engineering Pty Ltd., and including RSG Global, Knight Piesold, METS, Senet Engineering (South Africa), supplemented by input from management of Guinor.

The CIP processing plant will consist of the following major unit processes. Following crushing, the ore is fed into the grinding circuit comprising SAG and ball mills where it is ground to 80% pass 150μm. The density is then increased to around 48%by the addition of flocculants and is then pumped to the leach circuit where sodium cyanide is added as a lixiviant to dissolve the gold. The ore is leached for approximately24 hours before passing to the adsorption circuit. Activate carbon is added to the circuit to absorb the dissolved gold. The loaded carbon is recovered and washed with a hot solution of sodium hydroxide and sodium cyanide. This is done in the carbon strip columns. Gold is recovered from this concentrated solution by electrolysis, which causes it to be deposited onto steel wool cathodes. The dried precipitate from the cathodes is then smelted to produce doré bullion. Tailings are pumped to a specially constructed tailing storage facility.

Ore is blended on the ROM pad to ensure a suitable mis of saprolit and primary ore for feeding to the SAG and ball mills. Primary crushing will take place at both Lero Karta and Fayalala locations. The ore from Lero Karta will travel on an overland conveyor to the plant located at Fayalala. Two stage milling will take place with gravity gold recovered by a Knelson concentrator. Pre-leach thickening will take place followed by  leach and absorption onto carbon in a twelve tank CIL circuit. Elution and electrowinning will use a split AARL elution system.

The installation of the CIP plant expansion at Lefa progessed on schedule during the year. All components of the Kelian CIP plan purchased in connection with the expansion arrived in Guinea and were transported to site where they are now being reassembled.

Construction activities progressed on schedule were approximately 50% complete at the end of June 2006 and 80% complete at the end of September 2006. All CIP tanks were erected, steelwork interconnections have commenced in all areas, the two SAG Mills and Ball Mill No. 1 were installed and the mill tower crane was completed and fully operation at fiscal year end. All six engines for the power plant were installed with pipe works started on most of them. Construction of the main tailings storage dam is also underway and was about 75% complete at fiscal year end.

Construction work on the six kilometre overland conveyor between the Lero pit and the CIP plant commenced and the foundations and mechanical work had been completed on approximately 2.5 kilometres by the end of June 2006.

The CIP plant is scheduled for commissioning during December 2006. Owing to increased fuel costs and the consequent effect on transportation charges, increased component and raw material costs and the acceleration of the civil construction and mine development programmes, the overall capital cost of the expansion to commissioning is presently anticipated to rise from the 2005 estimate, at the time of acquisition, of $145 million to $169 million. To June 30, 2006, $127.9 million in capital costs had been incurred in connection with the expansion including $56.4 million incurred prior to the Company’s acquisition of the project.

When the plant is completely operational, the annual production rate is targeted to produce 320,000 to 350,000 oz/year with an estimated cash cost of $240-280 per ounce before royalties (royalty payments are 5.4% of gold revenue) based upon current reserve grade of 1.7 g/t. The Company has recently reported drill results with substantially higher grades than the historic reserve grade. Based on these recent results, an exploration program will be launched in early 2007 with the target of doubling the present reserve and resource base at Lefa.

Environmental

SMD is obligated under the Convention de Base to reforest any areas disturbed at the end of the project. This liability  is recognized in the accounts consolidated accounts of the Corporation and at June 30, 2006 amounted to approximately  $1.1 million on a discounted basis.

MASARA GOLD MINE - PHILIPPINES

The Company’s principal gold asset in the Philippines is the Masara Gold Mine in south-eastern Mindanao Island, which ceased production in March 2000. The Company acquired its interest in Masara through its acquisition, with its associated Philippine partner, of approximately 72.87% of Apex Mining Company Limited (“Apex”), which owns Masara.

Apex is listed on the Philippine Stock Exchange. Masara is a gold and copper mineral property located in the Maco municipality of the Compostela Valley Province in Eastern Mindanao, Philippines. Workings on the site date from before the Second World War. Apex followed several other operators on the site and, following extensive working in the 1980’s and 90’s, maintained limited operations since 2000, when it ceased regular production, and leased out various parts of its property to sub-contractors in exchange for royalty and rental payments. These contractors operated on a small-scale basis on different parts of the property. The Company owns a small processing plant, located near the mine site. This plant was operated by sub-contractors who were using various parts of the plant for processing of their ore. The plant was in poor condition when acquired and has been refurbished to provide a 500 tpd capacity.

Geology

The Masara mineral district lies at the extreme end of the eastern gold belt of the Philippine Archipelago which is approximately delineated along the Philippine Fault Zone (PFZ). The zone of suture facilitated sinistral movement along the PFZ during the middle to late Miocene. The Masara-Hijo-Amacan area represents a caldera field with at least three late eruptive centres formed from a possible major caldera. The three centres are Lake Leonard, Masara-Amacan and Hijo calderas, with the first showing the only obvious collapse features.

The mining claims at Masara include areas underlain by the Lower Cretaceous Masara Formation (a volcanic-sedimentary sequence comprising highly indurated wackes and calcarenites intercalated with andesitic flows, flow breccia and pyroclastics with minor basalt, thin bedded tuffs and sandstone), Middle Miocene diorite that appears as small bodies within the claims; and late Miocene diorite and andesitic porphyry dykes; and Upper Pleistocene dacitic-andesitic flows,, intrusions and pyroclastics.

The central vein system at Masara comprises the following sub-systems: 1) Masara (Masara-Lumanggang-Hitch-Manganese-Jessie-Sandy veins); 2) Masarita (Masarita-Wagas-Don Calixto; 3) Don Alberto; 4) Don Fernando (Don Fernando- Don Mario- Don Joaquin-Maria Inez; and 5) St Francis (St Francis-St George-St Vincent-St Rafael).

These veins are controlled along pre-existing fractures/faults related to both the caldera or volcanic centre setting and to regional strike-slip faulting. Mineralisation spans a vertical extent of at least 600m, but has not yet been defined.

Wallrock alteration includes widespread propylitisation followed by silicic alteration towards the veins. Telescoping of mineral assemblages is widespread and overlapping textural features common. Ore minerals are essentially gold with minor silver content and electrum. Ag/Au ratios are higher at the topmost level and decrease to around 2:1 at the lowermost observed levels. Oreshoots are usually extended continuously, with interspersed patches of waste. Gold values generally increase in direct proportion to the base metal content.

Resources

Prior to its acquisition by Crew, due diligence studies showed that the Masara property did not have an up to date, independently verified resource evaluation. The Mines and Geosciences Bureau (“MGB”), a Philippine government agency, had conducted an independent assessment, on behalf of Apex, for the Philippine Stock Exchange in 2004.

The Corporation engaged Snowden Mining Industry Consultants Ltd (“Snowden”) to prepare an independent resource assessment based on the historical data, including that compiled by the MGB. Management believes that Snowden’s technical report satisfies requirements of the Canadian regulatory authorities on disclosure in relation to the Corporation’s acquisition of Apex and is NI 43-101compliant with regard to reporting of historical data.

A total mineral resource inventory of 1.4 million ounces was reported by Snowden. Due to the nature of the mineralization, conversion of mineral resources to reserve classification will likely require a combination of underground drifting and sampling on structures, supplemented by drilling.

The following summarizes the compilation from the historic data:

Indicated Resources - Masara Mine

Vein	Grade (g/t Au)	Tonnage	Ounces
Don Calixto	5.8	210,000	39,000
Don Fernando	7.2	201,000	47,000
Don Mario	5.7	273,000	50,000
Don Joaquin	6.3	275,000	56,000
Maria Inez	7.5	47,000	11,000
Masara/Maligaya	8.5	29,000	8,000
St Francis	5.4	84,000	15,000
St Benedict	8.5	136,000	37,000
Totals	6.5	1,255,000	263,000

Global grade reported at a 3.5 g/t Au cut-off, and MSW of 1.4 m.

Inferred Resources - Masara Mine

Vein	Grade (g/t Au)	Tonnage	Ounces
Masarita	5.1	327,000	54,000
Wagas	4.2	430,000	58,000
Don Calixto	5.8	222,000	41,000
Don Fernando	7.2	398,000	92,000
Don Mario	5.7	757,000	139,000
Don Joaquin	6.3	1,199,000	243,000
Maria Inez	7.5	288,000	69,000
Masara/Maligaya	8.5	233,000	64,000
Bonanza	6.3	36,000	7,000
Manganese	7.0	168,000	38,000
Sandy	5.4	254,000	44,000
St Vincent	5.4	503,000	87,000
St Francis	5.4	429,000	74,000
St Benedict	8.5	494,000	135,000
Totals	6.2	5,738,000	1,145,000

Global grade reported at a 3.5 g/t Au cut-off, and MSW of 1.4 m.

Notes:

(1)         The above table has been extracted from the resource estimate compiled from historic data in accordance with the Canadian National Instrument 43-101 and reported to the 2004 CIM Definition Standards (Mineral Resources and Mineral Reserves) by the independent consulting group, Snowden Mining Industry Consultants Ltd. The estimate has been verified by EurGeol Dr Simon Dominy (CEng, CGeol, CPGeo), the ‘Qualified Person’ as defined by NI43-101. Dr Dominy is Principal Mining Geologist in the Snowden London office. A copy of the report can be obtained from www.sedar.com.

(2)         Payable tonnages have been rounded to the nearest 1,000 tonnes to reflect the uncertainty in the estimate. Tonnage has been estimated using a conservative bulk density of 2.35 t/m3 and diluted to a ‘mineable’ stope-width of 1.4 metres.

(3)         Resources are reported at a cut-off grade of 3.5 g/t Au. Contained ounces are reported to the nearest 1,000 ounces to reflect resource uncertainty.

Since acquisition, an extensive drilling program has been conducted during the year in preparation for operations, and more than 20,000 m of core drilling has been completed, using 6 drill rigs.,. This drilling focused on three selected target vein systems, the Masara-Bonanza system, the Don Fernando-Don Joaquin system and the Maria Inez-Jessie-Sandy vein system and aims at establishing new, independently verifiable information of the resource potential as well as guidance for the ongoing underground development. In addition to the initial resource and production-related drilling, a general exploration campaign was initiated on the property, including geophysical surveys, with the intention of increasing the resource base and re-evaluating the large porphyry-copper potential on the property. The Corporation has organized all available existing survey and geological maps and sections and compiled these into a digital format for detailed structural evaluation.

Preparations for and trackless mining was started in the four main areas, to expose the ore and to provide data for ore reserve and resource estimates, the Maligaya/Bonanza, Marie Inez/Jessie, St Benedict and Don Jouquin/Don Fernando. Proper portals were built, offices and workshops constructed and adits and declines into the undeveloped areas of the veins planned and initiated. Exploration drilling is being conducted ahead of the development.

Mining

The mining methodology of the vertical vein systems chosen for the redevelopment of the property is sub level open stoping, with mechanised and non mechanised stoping. Such mining requires substantial underground development, both infrastructural and the vein sub levels. The upper levels of the mine left by historical mining between the surface and 200 meters below are largely inaccessible and mined out. It appears that there are resources which may occur immediately below the historic workings and a further down dip that can be accessed. The sub level system provides for vein drive at 15 metre vertical intervals with major footwall drives and haulages at 60 metre vertical intervals. Ramp systems to access the horizontal drives will be provided approximately every 500 metres along the strike of the vein systems.

The ore will initially be sourced from the development of the veins in the four areas, and stoping will commence early in 2007. Additional mining areas are also being developed which will allow for flexibility and possible changes in production due to exploration and sampling results. The production ramp up, however, will be dependent on a number of factors most notably the availability of mining equipment, the rate of underground development and the granting of necessary operational permits.

Processing

During the year, the Company commenced refurbishment of the existing processing plant (Phase 1 – 500 tpd) and commenced the design and preliminary construction work for an additional 2,400 tpd processing plant (Phase 2), which will provide a total plant capacity of 2,900 tpd. Commissioning of the refurbished plant is anticipated in the fall of 2006 and for the new plant in the second quarter of 2007.

Ore is crushed and screened through a rotating trammel and then fed to the grinding circuit. The process plant at Masara is a conventional circuit comprising grinding with gravity recovery of free gold, flotation recovery of fine gold associated with sulphides to a concentrate, and leach recovery of fine gold in a carbon-in-leach circuit. Doré bullion is smelted at site. Process tailings are treated through a cyanide destruction circuit prior to pumping to the tailings storage facility.

Once fully commissioned, the Masara operation is anticipated to have the capacity to process 2,900 tpd ore which is expected to produce between 180,000 and 200,000 ounces of gold and 300,000 to 400,000 ounces of silver annually. Tha amount of silver will depend on the percentages of treated ore from the various vein systems as the content of silver varies dramtically. The Company does not expect to fully utilize the capacity of the plant in 2007 as underground development will progressively ramp up toward the end of 2007/early 2008.

The capital budget for the refurbishment of the existing 500 tpd plant and construction of the 2400 tpd plant is currently estimated to be approximately $60-70 million, of which $13.2 million was expended to June 30, 2006. In addition, the estimated costs over the next 18 to 24 months for extensive underground development and infrastructure and a much expanded exploration program is $20-30 million.

Environmental

The Company is working closely with the local government agencies to ensure that all appropriate environmental permits and operating permits are in place.

Water sampling by the local government agencies  continues to record any contamination of the rivers by small scale miners. All the Corporation’s tailings will be placed in a new tailings storage facility constructed to meet all permitting and environmental control requirements.

Socio-Economic Considerations

Local residents in the mine portal areas and within the tailings pond area have been and are being relocated for safety reasons. Government assessments have been made of their existing properties and they have been provided with a new developed area to relocate and assistance provided for their relocation. As part of the relocation, a new elementary school has been built by the Company in the Masara  area, to provide better facilities and to protect the children from the mining area. Tree planting is being conducted and several community development projects are carried being out to provide safer rights of way and local transportation routes for school children. An alliance with a telecommunications provider has been established, which has provided telecommunication to the staff and local residents.

EXPLORATION PROJECTS

NANORTALIK GOLD PROJECT - GREENLAND (80%)

Property Description and Location

The Nanortalik exploration license area is a 265 km2 area located in southernmost Greenland. It is the retained portion of the original Nalunaq concession area, after the Nalunaq Mining License was removed from the initial concession. The Corporation has located several gold occurrences on the property, in different geological settings, and believes that there is a potential for the discovery of commercial gold deposits in the concession area.

The Nanortalik Exploration License is held in Nanortalik I/S, which a Joint-Venture between Crew and Nuna Minerals. The property is operated by Crew as an early-stage exploration project and Crew’s ownership approximately 80%. Future ownership ratios are based on the respective contributions of the Corporation and Nuna Minerals, where the non-participating party will incur dilution of its share of the project, in accordance with the Joint Venture Agreement.

Exploration in the Niaqornarsuk area

The regional exploration campaigns have included surface prospecting and sediment/scree sampling to examine a series of significant NNE-SSW trending belts of anomalous samples.

Anomalous rock samples were found in nearly all of the areas covered by sediment sampling. 23 rock samples returned more than 1 g/t and 7 samples more than 3 g/t. The richest rock samples contained 56 and 33 g/t respectively and were collected at the southern extension of the anomalous belt north of Nanisiaq. The results confirm the existence of at least two clusters of gold mineralization in the Nanisiaq peninsula. The high amount of glacial debris, however, makes interpretation complicated.

Continued low-cost prospecting and sampling is expected to lead to the possible recognition of unrecognized types of mineralization which have caused the extensive gold signatures in this area.

The exploration so far has been unable to identify mineralization with commercial potential, but one of the structures identified termed “Nanisiaq”, hosts a 2 km mineralized structure where systematic sampling has revealed 4 g/t of gold on average, over 1 meter. The volume of this occurrence is considered too small for commercial exploitation, and therefore has not been drilled, but nevertheless remains an important symptom of the potential of this area.

THE WA PROPERTY, GHANA (100%)

Property description and location

The Wa property is located in NW Ghana about 530 km from the capital city of Accra in Ghana and the Company’s rights relating to the property were acquired when the Company acquired Guinor. The prospecting licenses cover highly prospective Birimian greenstone host rocks where gold mineralization typically occurs as disseminations, stockworks and veins within the greenstones. The property comprises four prospecting licenses, namely Julie, Colette, Josephine and Kjersti, each of approximately 150 km²

Exploration work

Over 28,000 reconnaissance and infill geochemical samples have been collected on the property and this work identified several high-value gold anomalies in an east-west oriented, 30 km by 10 km greenstone formation. Follow-up trenching, RAB and RC drilling further delineated the Julie, Colette and Josephine targets. A 6,000 m drilling program was planned on the Julie and Colette prospects to verify the resource potential in the Julie and Colette zone by the Corporation’s joint venture partner. The partner, however, withdrew from the agreement in early 2006 and the property has been returned undivided to the Corporation. Crew is currently conducting a detailed review of the concession as a basis for further exploration planning.

The Julie target is an East-West trending zone, with a strike length of about 6 km and 45 degrees dip to the north, with shear-hosted gold mineralization along a granite/basalt contact. Although anomalous gold and artisanal workings are found over the extent of the structure, the continuity of gold grade is unclear due to the masking colluvial cover. A 100 m x 100 m soil geochemical sampling and trenching program exposed a shear zone of 80-100 meters in width with mineralized lenses of 5-20 meters in width. A subsequent 3,600 meter drill program allowed the outlining of an inferred resource of around 300,000 oz of gold recognized to 30 metres in depth. Preliminary testing has shown that the ore is not refractory and responds well to conventional leaching. Twelve additional trenches and a complementary geochemical survey’s have confirmed the continuity of the mineralization in the apparently richer, eastern segment and outlined a 1.5 km further extension towards the west. The structure appears to be open along strike.

The Colette target, located 50 km east of Wa, also has a strong geochemical signature but appears to be geologically more complex. The area is covered with quartz scree and colluvium that makes the evaluation of this zone difficult. There appears to be at least two shear zones totalling more then 5 km of strike with numerous crosscutting faults. Results from shallow trenching have revealed anomalous sections greater than 10 meters in thickness. The highest gold intersections reported are 8 m @ 3.5 g/t, 14 m @ 1.2 g/t and 13 m @ 3.7 g/t.

The Josephine target, located 25 km southeast of Wa, is a gold-bearing arsenopyrite occurrence with mineralization occurring at the contact aureole between schists and granite within. This has been interpreted as granitic roof facies in the basic volcanics. The prospect is large with the geochemical anomaly extending over 15 km. Trenching of areas to the north of the anomaly has returned promising gold results.

GJEDDE LAKE, NORTH NORWAY (50%)

Property description and location

The Gjedde Lake gold property, situated in the eastern part of Finnmark County, North Norway, along the borders of Finland and Russia is held by Scanor Mining AS, under a 50/50% joint-venture agreement with ScanMining AB of Sweden. The Company’s rights relating to this property were acquired when the Company acquired Guinor. Access is from a paved all-weather highway which passes approximately 3 km southwest of the discovery prospect and continues to the port city of Kirkenes, approximately 75 km further to the north.

Preliminary investigations in 1993 under the direction of the Geological Survey of Norway (“NGU”) identified an elongated zone of boulders with anomalous gold values. The original claims were staked to cover this boulder field of magnetite-grunerite-rich quartzite with arsenopyrite, and were interpreted to be a silicate-rich iron formation within a Proterozoic sequence of metavolcanics and metasediments.

Exploration work

Shallow diamond drilling in the summer of 1996 intersected grades of up to 14.7 g/t Au over narrow widths in a quartz-veined and sulphide-bearing quartzite unit. Based on these drilling results, the Gjedde Lake occurrence appears limited in extent but the style of mineralization shows similarities with much larger, structurally controlled iron-formation hosted in gold deposits  elsewhere e.g. in northern Canada.

Further reconnaissance geochemical surveys have been conducted in the Passvik Valley in an effort to identify a larger gold occurrence. A larger Gjedde Lake target was indicated by fifteen gold anomalies identified in a systematic regional sampling program which was followed up with 200 meters of sampling that confirmed the existence of gold potential in the Gjedde Lake area. The partners are currently considering plans for the follow up of work on the property.

MINDORO NICKEL PROJECT, PHILIPPINES (100%)

Property description and location

The Mindoro Nickel Project (MNP) is located on Mindoro Island in the Philippines, approximately 200 km south of Manila. The concession comprises a 9,720-hectare (~100 km2) area straddling the border between the Provinces of Oriental and Occidental Mindoro, approximately 30 km from the coast. The area is entirely underlain by an extensive laterite mineralization formed by the accumulation of nickel and cobalt in the tropical soil profile following intensive chemical weathering of the ultramafic source rocks in late Tertiary to recent times.

Title and ownership

The original Exploration Permit for the Mindoro project was issued in 1997 and renewed in March 1999 for an additional two years. Subsequently, in December 2000, Aglubang Mining Corp. (AMC) was granted a Minerals Production-Sharing Agreement (docketed as MPSA No167-2000-IV) covering a large part of the most developed project area and securing the Corporation’s rights to develop and exploit the resource over a 25-year period subject to certain conditions. The remaining parts of the concession area are included in other MPSA applications by Aglubang Mining Corp. and Alag-Ag Mining Corp. (AMI). See “The Corporation” for ownership details.

In 2001 the MPSA was unexpectedly cancelled by the new DENR Secretary. Aglubang Mining Corp appealed the decision with the President’s Office, and in March 2004 the President’s Office issued a resolution revoking the order of cancellation and reinstated the MPSA with its initial powers.

Currently, Aglubang holds the MPSA No. 167-2000-IV in Oriental Mindoro, covering the main part of the project, and an MPSA-application pending in Occidental Mindoro, docketed as AMA 1V B-103. Alag-Ag holds an MPSA-application pending in Occidental Mindoro covering the rest of the concession area, docketed as AMA 1V B-101.

The full concession area is held by Aglubang and Alag-Ag, respectively, which are owned by a consortium of Crew Minerals AS (40%) and a syndicate of Philippine holding corporations (60%). According to Philippine mining legislation at least 60% of an MPSA must be held by Philippine controlled companies or individuals. Under a Financial Technical Assistance Agreement (FTAA), 100% foreign ownership is allowed. Crew Minerals has an option to acquire the outstanding 60% in Aglubang and Alag-Ag from the Philippine holding corporations should the projects qualify for FTAA.

In accordance with Philippine mining legislation agreements have been signed with the Mangyan people in the area, granting the resident indigenous tribes a royalty of 2%of the net profits of the mining operations.

The Company has experienced some resistance to the project from a group of international anti-mining organizations, who have lobbied for discontinuation of the project. The Corporation, however, has received confirmation from the DENR that it is in compliance with regulations. The Corporation intends to develop the project in full compliance with all international and national regulations, and will maintain a close communication with governmental organizations and local stakeholders about its planned development.

Feasibility Study

A pre-feasibility study on the Mindoro Nickel Project was completed by Kvaerner Metals, Australia in August 1998. This study concluded that annual production of 40,000 tonnes of nickel metal and 3,050 tonnes Cobalt metal was possible. In addition, they concluded that the proposed processing method path would yield approximately 126,000 tonnes of ammonium sulfate as an in-line by-product. Ammonium sulphate is a preferred fertilizer for rice and sugar cane in the Philippines.

During the pre-feasibility study, only limonite ore was considered for processing by HPAL. Subsequent drilling and georadar surveying has confirmed that a significant saprolite resource exists under the limonite with almost the same thickness as the limonite and with generally higher Ni-values. New technology has now made saprolite available for leach processing and the Corporation is preparing a supplementary resource exploration program for saprolite sections, which was not included in the earlier resources evaluation.

The Mindoro Nickel project is entering the feasibility-stage and in preparation for this the Corporation has reviewed the latest technological advances to ensure that the feasibility study will consider the most recent processing innovations. The two most significant potential changes to the former plans are the utilization of saprolite resources and a staged development of the project.

Saprolite resources can now be included in the leach processing and fully integrated in the processing flow. This implies that additional resources could be added and that the metals output can potentially be increased by approximately 50%. The Mindoro project is also now proposed to be designed as a staged project. Experience gained during earlier stages can be implemented during the later stages. This flexibility will significantly lower the financial and technical risks associated with the project.

Work Conducted

The Corporation has completed more than 1,200 drill holes and test-pits to date, conducted metallurgical test work as well as extensive environmental base-line studies. A computer-assisted resource model, based on more than 10,000 assay results, has been prepared and independently verified by Australian consultants IMC.

After the return of the title to Aglubang, the Corporation re-initiated its resource update work and preparations for a feasibility study. The incorporation of new analytical data and the update of the resource database has been completed and includes data from 243 new drill holes and test pits, of which 119 holes were targeting resource expansion in adjacent sub areas known as Upper Kisluyan and Buraboy areas, which lie outside the current resource definition in Lower Kisluyan.

The Company has now completed the collection of a quantitative bulk sampling for metallurgical testing in Lakefield laboratories in Perth Australia, by intensive drilling of three representative areas. The test work will define critical parameters of the leach processing for both limonite and saprolite ore-types. Plans are being completed for a comprehensive in-fill drilling program in certain parts of the concession where rich saprolite is expected. The Company continues with discussions with industry participants regarding the development of the project.

Mining and Processing

The proposed mining method is surface mining or shallow open-pit mining. After the topsoil has been removed, ore will be mined from horizontal benches and loaded into trucks for hauling to the beneficiation plant located at the coast. Management believes the operation will not require drilling and blasting and will only involve removal of the uppermost 5-15 meters of the resource profile.

The preferred processing route for the production of nickel is based on high-pressure acid leaching (HPAL) of the limonite ore, and does not involve smelting. The solution from the autoclave stage, which contains dissolved Ni and Co, will be neutralized and treated to yield a mixed Ni-Co sulphide product, which can be sold to commercial Ni-smelters or, at a later stage, treated further in a local metals-refinery. Acid neutralization can utilize saprolite as a substitute for limestone, and significantly reduce the need for limestone shipping as well as adding further Ni.

Management believes the Mindoro project can be operated with imported sulphuric acid or imported sulphur into a local acid plant. The Corporation controls a local sulphide deposit in the Negros Island of the Philippines and sourcing the sulphur from this site will provide not only additional local employment and earnings opportunities but will also provide the nickel plant with a fixed cost for sulphuric acid. Additionally, the heat, generated by the acid plant, is expected to provide, through steam turbines, all the power needed for the processing plant. The local sulphur source, therefore, in addition to providing a fixed cost for the single-highest cost component of the HPAL processing, will also provide all the energy needed for the plant.

Project Development

While the pre-feasibility study focused on the development of 40,000 tpa Ni-metal production with an expansion option to 80,000 tpa, subsequent work has indicated that a more optimal approach would be a gradual development to reach approximately 60,000 tpa in a series of stages.

Management is contemplating that the Mindoro Nickel Project be developed in 4 stages:

1.                                       Initial development of a two-autoclave HPAL plant to process limonite ore mined at MNP - designed to produce mixed sulphides at 20,000 tpa Ni capacity to be exported to smelters. Acid would be imported and would require dedicated handling facilities. Stage-1 could take approximately two years to achieve commercial production;

2.                                       Stage-2 would involve the installation of an atmospheric leach (ATML) plant for saprolite processing and saprolite neutralisation of both HPAL and ATML flow. The construction of an acid plant that could produce acid either from the Crew’s local sulphide deposit or imported sulphur, would be necessary for this stage and is estimated to require an 18-month construction period;

3.                                       Stage-3 would be a repetition of Stage-1 by the expansion of the HPAL plant with an additional two autoclaves to produce an additional 20,000 tpa of Ni as mixed sulphides and would utilise the experience from the first HPAL facility. A further 2,000 tpa to 5,000 tpa Nickel would also be derived from increased acid processing in the sap-neutralisation facility. Stage-3 is estimated to take one year of development;

4.                                       An optional stage-4 exists to develop a metals refining plant to produce LME-grade nickel and cobalt from mixed sulphides using the ammonium path. This facility would produce approximately 60,000 tpa Nickel metal and Cobalt (approximately 4,000 tpa) plus ammonium sulphate fertiliser (approximately 200,000 tpa).

The benefit of the staged development plan is the limitation of technical and financial risk at each stage of the project. The capital requirements for each individual stage will be limited and each stage will commence it own cash generation upon completion, while subsequent stages are being established.

Realization of the Project

The Corporation has been approached by several potential industrial partners regarding a joint development. The Corporation believes that a combination of government participation together with one or more industrial partners will increase the potential for the realization of this project. Crew is actively pursuing a model with considerable local participation believing this is one of the key success factors.

PAMPLONA SULPHUR DEPOSIT, PHILIPPINES (100%)

Property Description and Location

The Pamplona sulphur deposit is located on the island of Negros, in the central Philippines, less than 5 km from a deep-sea port site, and consists of a mixed sulphur-sulphide deposit with both native sulphur and pyrite/marcasite. Access to the deposit is by a 12 km partially rehabilitated forest road from Amlan on the Southeast coast of Negros Island. The nearest domestic airport is in Dumaguete, approximately 40 km from the project site. Crew acquired the Pamplona Sulphur Deposit in 1999 with the aim of securing a source of sulphur for the Mindoro Nickel Project, although the project also has a stand-alone potential for domestic fertilizer production.

Title and Ownership

The Philippine authorities issued an Exploration Permit for the Pamplona Sulphur Deposit in Negros Island in 2003 for a period of 2 years, and options for a further 4 years. The License covers an area of 39 km2 and is composed of two Exploration Permit areas named EP00007-VII and EXPA00068-VII. The title was granted to Altai Philippines Mining Corporation, who has assigned all rights to the Pamplona Sulphur project to Crew Minerals Philippines Inc, a wholly owned subsidiary of Crew, through an Option Agreement (1998) and an amendment to the Option Agreement (2002). The formal assignment of the title to Crew Minerals Philippines Inc. will be prepared following the approval of the Exploration Permits.

Work Completed

A new detailed topographical survey for the Pamplona open pit-area has been completed to take into account the extensive excavations conducted by Benguet Corp. in connection with trial mining in the 1970’s. This has allowed the Corporation to define a suitable sampling site for a 2,000 tonne bulk sample requested by a local fertilizer group for industrial testing. The sampling will be from a 10 x 50 meter NW trending trench excavated to a 6 meter depth. The bulk sample will be collected in the lower 2-meters of the trench to ensure unoxidized materials are obtained. Adequate collection of drainage from the trench/pit will be diverted through settling dams that will contain lime for neutralization of acid water.

SEQI OLIVINE ROYALTY, WEST GREENLAND

The Seqi Olivine deposit in western Greenland is a significant resource of the industrial mineral, olivine, which was acquired by the Corporation in 2002 and held under an Exploration License until June 30, 2005. In 2003-04, the Corporation undertook a study to address the feasibility and viability of developing a quarry on the deposit, crushing the olivine into specified products, and shipping the products to operations in Europe, under an agreement with Minelco AB, a subsidiary of LKAB of Sweden.

The Corporation accepted an offer from Minelco AB to dispose of its interest in the Seqi project. The Corporation concluded this transaction on June 30, 2005 when the sale proceeds of USD 10 million were received.

In addition to the purchase price there is an annual fee to be paid by Minelco AB over 17 years, based on produced tonnage. For years 3 through to 14 of production there is a guaranteed minimum royalty of USD 1 million per year based on production and subject to certain conditions. This royalty income will be recognized in the financial statements as it is earned.

HURDAL MOLYBDENUM-PORPHYRY DEPOSIT, NORWAY (100%)

Property description and location

The Nordli (Hurdal) molybdenum deposit is located approximately 90 kilometres north of Oslo in the municipality of Hurdal. Crew Gold’s wholly owned subsidiary, Crew Minerals AS has been granted exclusive rights to an area of 4.3 km2 covering the main target.

The deposit was first discovered in 1979 by Norsk Hydro, who conducted initial geochemical and geophysical investigations and drilled 24 core holes totalling 10.200 m. The project, however, was abandoned in 1982 due to low Molybdenum prices,

The Hurdal deposit is a typical molybdenum-porphyry with similarities to the Climax and Henderson deposits of the Western United States. The mineralization occurs with quartz in veinlets and fissures cutting alkaline granitic rocks, and is locally associated with intense sericite and potassium feldspar alterations. The mineralization was deposited during a sequence of subvolcanic intrusive events.

Work completed

3,960m of core drilling from 5 holes was completed by Crew in the year and over 504 new analyses prepared. The first drill holes returned encouraging values from the 408 meters of drilled length with an average of 0.11% MoS2, and including two intervals of 110 m and 130 m length respectively with 0.13% MoS2  while the second drill hole intercepted 185 m with 0.08% MoS2 (incl. 70 m with 0.12% MoS2). The grades were not as high as expected from the proposed model and the third hole showed a significant drop in grade, indicating limits to the structure in this direction. Fourth and fifth hole are still being assayed.

Crew held meetings with the municipal representatives of Hurdal in 2005 with  participation of the Norwegian Mining Director, who explained mining legislation and procedures for mining projects. The political leaders expressed strong support for the project and the potential industrial development in the municipality. A public hearing was held in Hurdal in October 2005 where management presented the project and the immediate work program.

The Company has recently claimed two additional Molybdenum prospects, one in the Southern Huldal district and another near Ramnes in the southernmost Oslo region. Mineralization here occurs in a similar setting to Hurdal, along a supposed caldera rim, where several occurrences of intense Moly-Pyrite stockwork have previously been identified in outcrops. Drilling in theses areas is planned for the future, following supplementary ground work, including geophysical survey and geochemical sampling.

MANIITSOQ DIAMONDS, WEST GREENLAND (100%)

Property description and location

In West Greenland the company has recently acquired the exclusive title to an area of over 2,000 sq. km near Maniitsoq, the second largest diamond district in the country, and has conducted a first-pass diamond exploration and sampling campaign.

The main purpose of the summer’s program was to collect and test a number of kimberlites for diamond content by caustic fusion in a well-controlled Canadian laboratory facility. A further purpose was to search for new kimberlites in areas where anomalous amounts of diamond-indicator minerals had suggested the presence of unknown, potentially mineralized sources. The license area hosts G10D indicator minerals and at least 4 finds of diamonds in the outcrop.

Exploration work

20 kimberlite samples of each ca. 50 kg were collected from three major dyke systems, known to have diamond-favourable mineral chemistry, and from several new kimbelite occurrences, discovered during the summer’s work.

Three new kimberlite dykes were discovered in an area where previous till sampling had indicated a nearby source, and two additional new dykes were discovered in an area not previous covered by detailed sampling. Two of the new dykes could be traced for 500 and 700 m along strike, respectively, and with one of them having exceptionally high content of visible diamond-indicator minerals. The dykes are generally less than 1 m wide, but swell in places to 2.0 m width.

The Kimberlite occurrences in the area have recently been convincingly demonstrated to be archetypal kimberlites. In the license area, there seems to be a distinct regularity of kimberlite dykes, apparently belonging to a single generation, which was intruded into a trans-tensional stress field causing individual dykes to strike about 80°.

The collected samples were each spiked with 15–30 synthetic diamonds, so that the recovery and preservation of the diamonds can be evaluated after processing. They were sealed in plastic barrels before shipping to a Canadian diamond laboratory, currently considered leading in the industry, for further processing and diamond extraction. The diamond extraction results will be expected before end of year 2006.

FISKENESSET PLATINUM–GOLD PROJECT, SW GREENLAND (100%)

Property description and location

The company acquired, in 2006, exclusive title to a 677 sq. km license area in West Greenland for gold and platinum exploration (the Akunnaat  and Alummersat areas (Licenses no 2006/06 and 2006/07 respectively).

In 2005, Crew conducted a limited study in the Fiskenæsset Complex to assess a possible chromite potential and at the same time conducted a brief sediment sampling to test for PGE and gold anomalies in the area. The chromite potential was disappointing and no further work was recommended, however, the sediment sampling returned a several significant gold, platinum and palladium anomalies from various locations within the western part of the Complex. In the light of these results, Crew then applied for an exploration licence covers most of the Fiskenæsset Anorthosite Complex in 2006

The Fiskenesset Complex is a layered igneous complex of the Achaean age which includes ultramafic, gabbroic and anorthositic members with a clear potential of hosting Platinum (PGE) mineralization of Stillwater type. The Anorthosite Complex was intruded into Achaean amphibolites (formerly greenstones), which could be a source for potential gold mineralization. The licence area consists of 5 sub-areas that cover all main outcrops of anorthositic, gabbroic and ultramafic rocks.

Exploration work

The aim for the exploration campaign is to initially cover these areas with soil sampling using a grid with 500x500 metres at the same time carrying out geological prospecting and rock sampling. The sampling grid is designed to obtain soil samples that represent as many different rock types and stratigraphic levels in the layered complex as possible. Dependent on the results of the initial sampling program further exploration including more densely-spaced geochemical sampling and other exploration activities will be required.

During the summer’s campaign our field crew collected a total of nearly 500 samples evenly distributed over the entire license area. Of these samples, about 400 were soil samples and 100 rock samples. All samples were submitted to the Actlabs laboratory facilities in Nuuk for sample preparation and assaying. All samples will be assayed for gold, platinum and palladium and selected samples will, in addition, be assayed for 48 different elements to identify possible pathfinder elements and to screen for other types of mineralization in the area.

The results of the assaying is expected in November, where after a detailed analysis of the results will be required to evaluate the results with regard to recommendations for continued programs or a suspension of further work.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2006 the Corporation’s main source of liquidity was unrestricted cash of $82.5 million (June 30, 2005 - $36.7 million). At June 30, 2006, the Corporation’s consolidated working capital comprising cash, restricted cash, accounts receivable, prepaids, inventories, and less accounts payable was $75.7 million (June 30, 2005 - $36.2 million). The increase in working capital arises as a direct result of the cash received in respect of the bond and share issuances to finance the Lefa and Apex projects and Guinor group acquisition and the assumption of its creditors.

To finance the acquisition of Guinor, the Corporation issued 109,311,557 new shares for aggregate gross proceeds of approximately $146 million. Additionally the Corporation issued senior unsecured convertible bonds in two tranches raising approximately $194 million. The new equity and convertible bonds were issued via private placements.

The Corporation incurred total costs of $17.1 million in respect of raising the financing of $340 million and the subsequent acquisition of Guinor. Of these, $7.9 million have been treated as deferred financing costs resulting from the issue of the 6% convertible bonds of $194 million, $5.9 million have been treated as issue costs of the new equity of $146 million and $3.3 million has been included as an acquisition cost of the Guinor Mineral Property Interest.

Prior to its acquisition by Crew, Guinor, through its subsidiary Societé Miniére de Dinguiraye (“SMD”), entered into a credit facility that provided for up to US$60m of debt financing for the expansion of the Lefa Corridor Gold Project in Guinea. The facility was to take the form of US$54M project debt with the US$6M balance provided in the form of a convertible instrument. The Corporation did not consider this route the optimal financing arrangement for the project, being restrictive both in the amount and impact upon the operation and the requirement to hedge its future gold sales.

As a result, the Corporation secured debt financing to replace the facility and to partially fund the development of Phase 1 of Masara and the increased resource expansion programs planned for Lefa and Masara. On March 31, 2006 the Corporation received subscriptions for a new issue of secured bonds in the aggregate principal amount of approximately $81.6 million, comprised of a USD tranche of $50.0 million and a NOK tranche of NOK200 million which is approximately $31.6 million. In the final quarter of fiscal 2006, further subscriptions for NOK 125 million, approximately $20 million were received.

The USD tranche of the bonds has a floating interest rate of 3 month LIBOR + 5.0% per annum, whereas the NOK tranche has a floating interest rate of 3 month NIBOR + 5.0% per annum. The bonds have a 5-year term, and Crew may redeem the bonds (wholly or in part) at the third anniversary of the issuance at a price of 105.0% and at the fourth anniversary of issuance at a price of 102.5%. The bonds are collateralized by a pledge over all the shares of Crew’s wholly owned subsidiary Guinor Gold Corporation. Crew has undertaken not to raise any new debt which results in the Corporation exceeding specified financial ratios nor raise any new debt in Guinor. In addition, Crew also agreed not to make any dividend payments or other distributions to its shareholders constituting more than, on a consolidated basis, 50% of Crew’s net profit after taxes for the previous financial year (other than in respect of a divesting of non-gold assets of Crew into a separate entity listed on a stock exchange).

On April 6, 2006 the Corporation closed private placement subscriptions for 32.3 million common shares at NOK 13 per share (approximately CDN$2.01) for aggregate gross proceeds of NOK 420 million (approximately $65 million). The proceeds were used to fund the acquisition of the interest of the Government of Guinea in Lefa, Phase 1 and part of Phase 2 of Masara and other corporate purposes.

The Corporation had total assets of $804.7 million at June 30, 2006 (June 30, 2005 - $115.7 million) and shareholders’ equity of $302.0 million (June 30, 2005 - $73.3 million).

Project capital expenditures for the year ended June 30, 2006 totalled $89.8 million (year ended June 30, 2005 - $7.1 million). The amounts of capital expended on the individual projects for the year ended June 30, 2006 were Lefa $71.5 million (2005 - $nil), Masara $13.2 million (2005 - $nil) and Nalunaq $5.1 million (2005 - $7.1 million). Exploration expenditures for fiscal 2006 were $1.6 million (2005 - $0.3 million).

The Corporation has not entered into gold hedging contracts during the year or since year-end. Consideration will be given to hedging in the future and will depend on production rates and anticipated gold prices.

The Corporation’s audited consolidated financial statements at June 30 2006 contain a continuing operations note. Please see Note 1 to the Corporation’s audited consolidated financial statements at June 30, 2006. Management believes that the completion of both phases of the Masara project will lead to the highest return for the company.

To facilitate maximum growth by significantly expanding the Lefa regional exploration program, aggressively expanding the Masara underground development and Phase 2 of the processing facility, and the possible acquisition of a processing plant for Nalunaq, the Corporation will pursue an equity financing prior to December 31, 2006.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires companies to establish accounting policies estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

All of the Corporation’s significant accounting policies and the estimates derived there-from are included in Note 2 to the annual Consolidated Financial Statements for the year ended June 30, 2006. While all of the significant accounting policies are important to the Corporation’s consolidated financial statements, the following accounting policies, and the estimates derived there-from, have been identified as being critical:

•                  Carrying Values of Mining Property, Plant and Equipment and Other Mineral Property Interests;

•                  Depletion and Depreciation of Property, Plant and Equipment;

•                  Reclamation and Remediation Obligations;

•                  Income Taxes

Carrying Values of Mining Property, Plant and Equipment and Other Mineral Property Interests

The Corporation reviews and evaluates its mining properties for impairment at least annually or when events and changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets. Estimated undiscounted future net cash flows for properties in which a mineral resource has been identified are calculated using estimated future production, commodity prices, operating and capital costs and reclamation and closure costs. Undiscounted future cash flows for exploration stage mineral properties are estimated by reference to the timing of exploration and / or development work, work programs proposed, the exploration results achieved to date and the likely proceeds receivable if the Corporation sold specific properties to third parties. If it is determined that the future net cash flows from a property are less than the carrying value, then an impairment loss is recorded with a charge to operations, to the extent the carrying value exceeds discounted estimated future cash flows.

The estimates used by management are subject to various risks and uncertainties. It is reasonably possible that changes in estimates could occur which may affect the expected recoverability of the Corporation’s investments in mining projects and other mineral property interests.

Depletion and Depreciation of Property, Plant and Equipment

Mining property, plant and equipment comprise the largest component of the Corporation’s assets and, as such, the amortization of these assets has a significant effect on the Corporation’s financial statements.

On the commencement of commercial production, depletion of each mining property is provided on the unit-of-production basis using estimated proven and probable reserves as the depletion basis. (Rory on Nalunaq depletion is based on proven and probable reserves and on a portion of inferred reserves which is highly likely to be converted to proven and probable reserves - you should consider how to clarify this disclosure) The mining plant and equipment and other capital assets are depreciated, following the commencement of commercial production, over their expected economic lives using either the unit-of-production method or the straight-line method (over two to 10 years), as appropriate.

Capital projects in progress are not depreciated until the capital asset has been put into operation.

The proven and probable reserves are determined based on a professional evaluation using accepted international standards for the assessment of mineral reserves. The assessment involves the study of geological, geophysical and economic data and the reliance on a number of assumptions. The estimates of the reserves may change, based on additional knowledge gained subsequent to the initial assessment. This may include additional data available from continuing exploration, results from the reconciliation of actual mining production data against the original reserve estimates, or the impact of economic factors such as changes in the price of commodities or the cost of components of production. A change in the original estimate of reserves would result in a change in the rate of depletion and depreciation of the related mining assets or could result in impairment resulting in a write-down of the assets.

Reclamation and Remediation Obligations

The Corporation has obligations for site restoration and decommissioning related to its mining properties. The Corporation, using mine closure plans or other similar studies that outline the requirements planned to be carried out, estimates the future obligations from mine closure activities. Because the obligations are dependent on the laws and regulations of the countries in which the mines operate, the requirements could change resulting from amendments in those laws and regulations relating to environmental protection and other legislation affecting resource companies.

The Corporation recognizes liabilities for statutory, contractual or legal obligations associated with the retirement of mining property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit-of- production method or the straight-line method, as appropriate. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation.

As the estimate of obligations is based on future expectations, in the determination of closure provisions, management makes a number of assumptions and judgments. The closure provisions are more uncertain the further into the future the mine closure activities are to be carried out. Actual costs incurred in future periods related to the disruption to date could differ materially from the $1.7 million discounted future value estimated by the Corporation at June 30, 2006.

Income Taxes

Future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted or substantially enacted, as applicable, income tax rates at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation of future income tax assets is reviewed quarterly and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

The determination of the ability of the Corporation to utilize tax loss carry-forwards to offset future income tax payable requires management to exercise judgment and make assumptions about the future performance of the Corporation. Management is required to assess whether the Corporation is “more likely than not” to benefit from these tax losses. Changes in economic conditions, metal prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

RISKS AND UNCERTAINTIES

The Corporation and its projects must be considered in light of the risks, expenses and difficulties frequently encountered by companies engaged in mining operations and the acquisition, exploration and development of mineral properties. These risk factors could materially affect the Corporation’s future operating results and cause actual future events to differ materially from those described in forward-looking statements. The key risk factors are outlined below.

Liquidity Risk

Liquidity risk measures the risk that the Corporation may not be able to meet its liabilities as they fall due. At the year-end the Corporation had no committed credit facilities in place.

Were the Corporation unable to complete a further raising of capital, it may not be able to fulfil its intention of significantly expanding the Lefa regional exploration program, expanding the Masara underground development and processing facility, and acquiring a processing plant for Nalunaq,

Currency Risk

Results of our operational and development projects based in Guinea, Greenland, the Philippines and Norway, are reported and measured in US dollars, and are therefore affected by exchange rates between the US dollar and local currencies. All of the Corporation’s revenues are recorded and measured in US dollars. A weaker dollar would cause costs incurred in a currency other than US dollars to increase. The Corporation does not, at present, undertake any trading activity in financial instruments; however foreign exchange risk is managed by satisfying foreign denominated expenditures or liabilities with cash flows or assets denominated in the same currency. The Corporation funds its foreign currency denominated operations on a short-term basis to minimize the level of foreign currency denominated assets held and therefore, mitigates the risk of exposure against the US dollar.

Interest Rate Risk

Monetary assets and liabilities are subject to the risk of movements in interest rates. At June 30, 2006 the Group had total term debt of $320.6 million denominated in Norwegian Kroner. These liabilities are held at either at fixed interest terms or relevant to LIBOR or NIBOR interest rates.

At June 30, 2006, the Corporation held a total of $89.8 million of cash on deposit. $71.2 million of this balance was held in Norway, $0.1 million held in Canada, $16.6 million in the United Kingdom and the balance of $1.9 million in Greenland.

These deposits are held in the relevant local currency at floating interest rates. Interest rates are commercial rates, which are fixed by reference to LIBOR for Canadian and sterling dollar assets, or the applicable inter-bank interest rates for financial assets held in other currencies.

Exploration, Development and Operating Risk

The Corporation’s activities are primarily directed towards mining operations and the development of it mineral deposits. Its activities also include the exploration for and development of mineral deposits.

Mining operations generally involve a high degree of risk. The Corporation’s Lefa, Nalunaq and Apex operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold. These include unusual and unexpected geologic formations, rock bursts, cave-ins, adverse weather conditions, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although adequate precautions to minimize risk are and will be taken, operations are subject to which may result in environmental pollution and consequent liability.

The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Corporation will result in a profitable commercial mining operation.

Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; commodity prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Corporation not receiving an adequate return on invested capital.

If an alternative to Nalunaq’s current processing arrangement is not secured imminently there may be a temporary disruption in ore processing.

There is no certainty that the expenditures made by the Corporation towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore.

Foreign Operations

The Corporation’s interests in mining operations are based in Guinea, Greenland, and the Philippines, with further exploration and development projects in Guinea, Greenland, the Philippines and Norway. Therefore the Corporation’s activities are exposed to varying degrees of political, economic, other risks and uncertainties.

These risks and uncertainties vary from country to country and include, but are not limited to: terrorist activities, hyperinflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Changes in mining or investment policies or shifts in political attitude could materially impact the Corporation’s financial results. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on profitability.

Insurance and Uninsured Risks

The Corporation’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, snow falls and avalanches. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Corporation’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although the Corporation maintains insurance to protect against certain risks in such amounts as it considers reasonable, its insurance will not cover all the potential risks associated with a mining company’s operations. The Corporation may also be unable to maintain insurance to cover these risks at economically feasible premiums.

Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to companies in the mining industry on acceptable terms.

The Corporation may also become subject to liability for pollution or other hazards which may not be insured against or which it may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Corporation to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Environmental Risks and Hazards

All phases of the Corporation’s operations are subject to environmental regulation in the various jurisdictions where it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which may require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect adversely the Corporation’s operations.

Government approvals and permits are currently, and may in the future be, required in connection with the Corporation’s operations. To the extent such approvals are required and not obtained; the Corporation may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Corporation and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Uncertainty in the Estimation of Ore/Mineral Reserves and Mineral Resources

The figures for ore/mineral reserves and mineral resources contained in this document are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that ore/mineral reserves could be mined or processed profitably.

There are numerous uncertainties inherent in estimating ore/mineral reserves and mineral resources, including many factors beyond the Corporation’s control. Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the ore/mineral reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that gold recoveries derived from small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Fluctuation in commodity prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. The volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of ore/mineral reserves and mineral resources, or of the Corporation’s ability to extract these ore/mineral reserves, could have a material adverse effect on the Corporation’s results of operations and financial condition.

Additional Ore and Mineral Reserves

Because mines have limited lives based on proven and probable ore/mineral reserves, the Corporation must continually replace and expand its ore/mineral reserves as its mines produce gold. The life-of-mine estimates for the Corporation’s mining operations may not be correct. The Corporation’s ability to maintain or increase its annual production of gold will be dependent on its ability to bring new mines into production and to expand ore/mineral reserves at its existing mines.

Additional Financing

The mining, processing, development and exploration of the Corporation’s projects, may require additional external financing. Failure to obtain sufficient financing could result in the delay or indefinite postponement of exploration, development or production on any or all of the Corporation’s projects. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable.

Commodity Prices

The market price of the Corporation’s common shares, financial results and exploration, development and mining activities have previously been, and may in the future be, adversely affected by declines in commodity prices, which are subject to significant fluctuation. The factors giving rise to these fluctuations are generally out of the Corporation’s control, being largely driven by external global economic factors.

In particular, the price of gold has fluctuated significantly in recent years. Declines in the price of gold in the future could render the Corporation’s exploration and mining activities uneconomical until such time as the price recovers. These declines could result in a re-calculation of life-of-mine plans and reserve calculations which could have a material adverse affect on measured financial performance.

Government Regulation

The mining, processing, development and mineral exploration activities of the Corporation are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. Although the Corporation’s mining operations and exploration and development activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations and mining activities could have a substantial adverse impact on the Corporation.

Acquisition Strategy

Part of the Corporation’s business strategy is to seek new mining and development opportunities with a particular, but not exclusive, focus on gold. The Corporation could, however, fail to select appropriate acquisition targets, fail to negotiate favourable acquisition or financing terms, or could complete acquisitions or business arrangements which do not ultimately benefit the ongoing business of the Corporation. The Corporation also faces strong competition from other mining and exploration companies in connection with the acquisition of properties producing, or capable of producing, precious metals, and many of these competing companies have greater resources than Crew.

Risks Relating to Recent Acquisitions

The Corporation recently completed its acquisition of Guinor Gold Corporation and an interest in the Apex Mining Corporation, Inc. There can be no assurance that the benefits anticipated from these acquisitions will be realized by the Corporation.

Installation of the carbon-in-pulp gold processing plant (the “CIP Plant”) at the Lefa Gold Project in the Republic of Guinea may not be completed on schedule or at all, and once installed, the CIP Plant may not become operational or may not achieve the production capacity or production cost per ounce expected by the Board. Similarly, construction of the additional processing plant at the Masara Mine in the Philippines may not be completed on schedule or at all, or may never become fully commissioned, which could have a material adverse affect on the Corporation’s future production, profitability, financial performance and results of operations.

Integration Risk

Achieving the anticipated benefits of the Guinor Gold Corporation and Apex Mining Corporation, Inc. acquisitions will depend in part the Corporation’s ability to integrate the two companies’ businesses with that of Crew in an efficient and effective manner. The process of integrating the operations and technology of these organizations is expected to take several months and there can be no assurances that the Corporation will be able to accomplish the integration smoothly or successfully. The Corporation’s failure to do so may result in a significant diversion of management’s time from ongoing business matters, and may have a material adverse effect on the business, results of operation and financial condition of the combined company.

Market Price of Stock

The Corporation’s common shares are listed on the Toronto Stock Exchange, the Oslo Børs, the Frankfurt exchange, and are traded on the over-the-counter bulletin board in the United States.

Securities of mining and exploration companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include global macroeconomic developments and market perceptions of the attractiveness of particular industries. The Corporation’s share price is also likely to be significantly affected by short-term changes in gold prices or in its financial condition or results of operations as reflected in its quarterly financial statements.

As a result of any of these factors, the market price of Crew’s common shares at any given point in time may not accurately reflect the Corporation’s long term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Corporation may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

ales of a large number of the Corporation’s common shares in the public markets, or the potential for such sales, could decrease the trading price of Crew’s shares, and could impair the Corporation’s ability to raise capital through future share issues.

There are a significant number of Crew’s shareholders who have holdings acquired for significantly less than the current market price. Accordingly, these shareholders have an investment profit in the Corporation’s common shares that they may seek to liquidate.

Dependence on Key Personnel

The success of the Corporation is dependent on senior management. The experience of these individuals will be a factor contributing to the Corporation’s continued success and growth. The loss of one or more of these individuals could have a material adverse effect on the Corporation’s business prospects.

Internal Controls

The Corporation maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to Mutilateral Instrument 52-109 is recorded, processed, summarised and reported in the manner specified by the relevant securities laws applicable to the Corporation. Due to the amalgamation of the various entities, in a number of geographically diverse locations that comprise the consolidated entity, work is ongoing to improve and modernize these controls and to ensure that they remain consistently applied internationally. The Chief Executive Officer and Chief Financial Officer have evaluated the Corporation’s disclosure controls and procedures as of June 30, 2006 through discussion with all levels of management of all entities, as well as by drawing upon their own relevant experience and by retaining dedicated internal personnel to assist in such evaluations. The CEO and CFO have concluded that the disclosure controls and procedures are effective in the circumstances, but require improvement as the Corporation’s rapid growth continues. Management has developed and is implementing a plan to address the disclosure controls and procedures required for a larger international organization.

Further, the Corporation maintains and is constantly reviewing, a set of internal controls over financial reporting which have been designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian GAAP.

CAPITAL STRUCTURE

The authorized share capital at September 30, 2006 was 1,000,000,000 common shares without par value. At September 30, 2006, the Corporation had 369,224,880 shares issued and outstanding and an additional 119,954,546 shares to be issued on the conversion of the company’s convertible bonds

The Corporation has a Share Option Plan which authorizes the Board of Directors of the Corporation to grant up to 26,000,000 options to directors, officers and employees of Crew and any of its subsidiaries, to acquire common shares of the Corporation at a price which is greater than or equal to the fair market value of each common share on the date the option is granted. The options are generally exercisable for up to five years from the date of grant. At September 30, 2006 there were 12,727,667 options available for grant.

At September 30, 2006 there were 9,140,000 share options outstanding at an average weighted price of CDN$ 1.43 each. All options outstanding relate to directors, officers and employees.

MARKET FOR SECURITIES

Trading Price and Volume

Our common shares are listed and posted for trading on the Toronto Stock Exchange under the symbol “CRU”, the OTC Bulletin Board in the United States under the trading symbol “CRWVF”, on the Frankfurt Stock Exchange under the symbol “KNC”, and on the Oslo Stock Exchange under the symbol “CRU”. The following table sets forth certain trading information for the common shares on the Toronto Stock Exchange for the most recently completed financial year:

Month		High	Low	Close	Volume
2006	June	2.50	1.31	2.32	1,029,339
	May	3.08	2.13	2.44	1,581,755
	April	2.85	2.30	2.69	1,065,290
	March	2.36	1.50	2.26	914,520
	February	1.84	1.58	1.67	720,913
	January	1.96	1.60	1.80	1,586,580
2005	December	1.75	1.25	1.65	616,593
	November	1.65	1.35	1.40	507,855
	October	1.88	1.39	1.61	1,294,243
	September	2.00	1.47	1.80	593,524
	August	2.34	1.71	1.92	788,200

Month	High	Low	Close	Volume
July	1.99	1.60	1.76	514,656

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the name, municipality of residence, position with the Corporation and principal occupation during the five preceding years for each of the directors and executive officers of the Corporation.

The current Board of Directors presented below consists of six members:

Name, Position and Residence(1)	Principal Occupation, Business or Employment and, if not Previously Elected as a Director, Occupation During the Past 5 Years(1)	Previous Service as a Director	Number of Shares(2)
HANS CHRISTIAN QVIST(3) (4) Chairman Oslo, Norway	Management consultant with Converto AS (a management consulting company)	January 21, 2002	[2,050,000]

CAMERON G. BELSHER(3) Director British Columbia, Canada	Partner, Farris, Vaughan, Wills & Murphy LLP, Barristers & Solicitors (a law firm)	January 21, 2002	[14,990]

BRIAN C. HOSKING(3) (4) Director Surrey, United Kingdom	Managing partner of Meyer Hosking & Associates (an executive search consulting company)	February 12, 2004	[30,000]

SIMON RUSSELL(4) Director British Columbia, Canada	CFO of Hy’s Restaurants, Vancouver BC since June of 2006 Previously CFO of Natures Path Foods Inc; Previously CFO of Mr. Lube Canada Inc.	July 1, 2006	[Nil]

JAN A. VESTRUM President, Chief Executive Officer and Director Weighbridge, United Kingdom	President and Chief Executive Officer of the Corporation; Previously Chairman and CEO of Concept SA France	January 21, 2002	[464,000]

WILLIAM LECLAIR Executive Vice-President, Chief Financial Officer and Director Weighbridge, United Kingdom	Executive Vice –President and Chief Financial Officer of the Corporation Previously CFO of Hot House Growers Income Fund	February 10, 2005	[Nil]

(1)         The information as to country of residence and principal occupation, not being within the knowledge of the Corporation, has been furnished by the respective directors individually.

(2)         The information as to Shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Corporation, has been furnished by the respective directors individually.

(3)         Member of the Compensation Committee.

(4)         Member of the Audit Committee.

The term of office for each of the directors will expire at the time of the next annual meeting of the Corporation.

The Senior Management is as follows:

Name, Municipality of Residence	Position with the Corporation	Principal Occupation or Employment During the Past 5 Years	Served as an Officer
JAN A VESTRUM Weighbridge, UK	President and Chief Executive Officer	President and Chief Executive Officer of the Corporation; Previously Chairman and CEO of Concept SA France	January 2002

Name, Municipality of Residence	Position with the Corporation	Principal Occupation or Employment During the Past 5 Years	Served as an Officer
WILLIAM R LECLAIR Weighbridge, UK	Executive Vice President and Chief Financial Officer

Previously Chief Financial Officer of Hot House Growers Inc. (a producer and distributor of greenhouse vegetables) from August 2003 to July 2006; prior thereto, Vice President, Operations of Burrard International Holdings Inc. (a private investment company)

July 2006

SIMON BOOTH Walton, UK	Executive Vice President and Chief Operating Officer	Previously Senior Vice President for Newmont and Normandy Mining Corporations - Australia	January 2006

JON PETERSEN Weybridge, UK	Vice President, Exploration

Vice President, Exploration of the Corporation; prior thereto, Vice President of Exploration, Mindex ASA since 1998. Associate Professor in Economic Geology & Gerochemistry from 1987 to 1998 and a consultant to the mining industry for over 25 years.

January 2000

Corporate Cease Trade Orders or Bankruptcies

To the knowledge of the Directors, no director or officer of the Corporation, or shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation, is, or within the ten years prior to the date hereof, has been, a director or officer of any other issuer that, while that person was acting in that capacity:  (i) was the subject of a cease trade order or similar order, or an order that denied the other issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, (ii) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions

To the knowledge of the Directors, no director or officer of the Corporation, has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities authority, or any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

To the knowledge of the Directors, no director or officer of the Corporation, or a shareholder holding a sufficient number of shares of the Corporation to affect materially the control of the Corporation, or a personal holding company of any such persons has, during the ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold such persons assets.

Conflicts of Interest

Other than disclosed herein, to the knowledge of the Directors, there are no existing or potential material conflicts of interest among the Corporation and a director or officer of the Corporation.

LEGAL PROCEEDINGS

We are not aware of any legal proceedings to which we are a party, or by which any of our property is subject, which would be material to us. Nor are we aware of any such proceedings being contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Since the commencement of the most recently completed financial year of the Corporation, no director or executive officer of the Corporation, no person or company that is the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of the Corporation’s voting securities or any associate or affiliate of such persons, has had any material interest in any transaction involving the Corporation.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common shares is Pacific Corporate Trust Corporation at its principal transfer offices in Vancouver, British Columbia.

INTEREST OF EXPERTS

The auditors of the Corporation are Deloitte & Touche LLP, Chartered Accountants, of Vancouver, British Columbia. As of October 6, 2006, the date of Deloitte & Touche LLP’s auditors’ report on the Corporation’s audited consolidated financial statements for the period ended June 30, 2006, the partners of Deloitte & Touche LLP owned less than 1% of our outstanding common shares.

AUDIT COMMITTEE INFORMATION

Charter of the Audit Committee

The primary function of the audit committee is to assist the Board of Directors in fulfilling its oversight responsibilities with respect to monitoring the Corporation’s accounting and financial reporting and practices and procedures; the adequacy of the Corporation’s internal accounting controls and procedures; the quality and integrity of financial statements and other financial information provided by the Corporation to shareholders, and others; and for liasing with the external auditors of the Corporation. The audit committee charter of the Corporation, which sets out the audit committee’s responsibilities and duties, is attached as Schedule A to this AIF.

Composition of the Audit Committee

The audit committee of the Corporation presently consists of Simon Russell (Chair), Hans Christian Qvist and Brian Hosking.

The Chair of the audit committee of the Corporation is independent, and all members of the committee are financially literate, as such terms are defined in Multilateral Instrument 52-110 – Audit Committees. Mr. Russell is designated as the audit committee “financial expert”.

Relevant Education and Experience

The education and experience of each audit committee member of the Corporation that is relevant to the performance of his responsibilities as an audit committee member is described below:

Simon Russell (Chair)

Mr. Russell is a Chartered Accountant in Canada and the UK. He has over 20 years of extensive experience in both private and public companies as Chief Financial Officer

Hans Christian Qvist

Mr. Qvist has over 20 years experience in senior executive roles with major international corporations

Brian Hosking

Mr. Hosking has over 20 years experience in the resource sector in both administrative and operational roles

Prior Approval Policies and Procedures

The Corporation’s Audit Committee annually reviews and approves the terms and scope of the external auditors’ engagement. The Audit Committee oversees the procedures and the conditions pursuant to which permissible services proposed to be performed by Deloitte & Touche LLP, the Corporation’s external auditors, are pre-approved. The Audit Committee has delegated to the Chair of the Audit Committee pre-approved authority for any services not previously approved by the Audit Committee. All such services approved by the Chair of the Audit Committee are subsequently reviewed by the Audit Committee.

All non-audit service engagements, regardless of the cost estimate, are required to be coordinated and approved by the Chief Financial Officer to further ensure that adherence to this policy is monitored.

The following table sets forth, by category, the fees billed by Deloitte & Touche LLP, the Corporation’s auditors, in each of the periods ended June 30, 2005 and June 30, 2006:

	2006	2005
Fee category	(thousands)	(thousands)
Audit fees	$353	$333
Audit-related fees	162	37
Tax fees	110	34
All other fees	—	—
Total	$625	$404

The nature of each category of fees is described below.

Audit Fees:  Audit fees were paid for professional services rendered by the auditors for the audit of the Corporation’s consolidated financial statements; statutory audits of the financial statements of the Corporation’s subsidiaries; quarterly reviews of the Corporation’s financial statements; consultations as to the accounting or disclosure treatment of transactions reflected in the financial statements; and services associated with periodic reports and other documents filed with securities regulators.

Audit – Related Fees:  Audit-related fees were paid for professional services rendered by the auditors for consultations as to the accounting or disclosure treatment of other transactions and procedures and audit or attest services not required by statute or regulation.

Tax Fees:  Tax fees were paid for professional services rendered for tax compliance, tax advice and tax planning. These services consisted of: tax compliance including the review of tax returns; assistance in completing routine tax schedules and calculations; and tax planning and advisory services relating to common forms of domestic and international taxation.

ADDITIONAL INFORMATION

Additional information relating to us may be found on SEDAR at www.sedar.com and on our website at www.crewgold.com. Additional financial information is provided in our audited consolidated financial statements and management’s discussion and analysis for our most recently completed financial year and is filed on Sedar.

GLOSSARY OF TERMS

“Adit” means a passageway or opening driven horizontally into the side of a hill, generally for the purpose of exploring underground or otherwise accessing a mineral deposit.

“Alteration” means any physical or chemical change in rock or mineral subsequent to its formation.

“Anomaly” means a term applied to a departure from the normal or field characteristic, commonly used in geochemical and geophysical prospecting.

“Assay” means a quantitative test of minerals and ore by chemical and / or fire techniques.

“CIP” means a carbon in leach processing operation.

“Concession” means a grant of mining rights especially by a government in return for services or for a particular use.

“Co” means Cobalt.

“Cu” means Copper.

“Deposit” means a mineralized body which has been physically delineated by sufficient drilling, trenching and / or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and / or development expenditures.

“DMT” means Dry metric tonnes.

“g/t” means Grams per tonne.

“Hectare” or “ha” means 10,000 square metres or 2.471 acres.

“High-grade” means More than 31 grams of gold per tonne or more than one troy ounce of gold per ton.

“Inferred Mineral Resource” means The part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

“Indicated Mineral Resource” means The part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

“Intrusive” means A body of igneous rock formed by a consolidation of magma intruded into other rocks, in contrast to lavas, which are extruded upon the surface.

“Kilometre” or “km” means 1,000 metres or 0.621 miles.

“Measured Mineral Resource” means The part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

“Meter” or “m” means 3.281 feet.

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“Mineral Reserve” means The economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

“Mineral Resource” means A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

“Mineralization” means The concentration of metals and their chemical compounds within a body of rock.

“MT or tonne” means Metric tonne.

“Mtu” means Metric tonne unit.

“Ni” means Nickel.

“Ore” means A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.

“Ounces” or “oz” means Troy ounces.

“Preliminary Feasibility Study” means A comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and where an effective method of mineral processing has been determined. This study must include a financial analysis based on reasonable assumptions of technical, engineering, operating and economic factors and evaluation of other relevant factors which are sufficient for a qualified person acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve.

“Probable Reserve” means The economically mineable part of an indicated and in some circumstances measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting that economic extraction can be justified.

“Proven Reserve” means The economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting that economic extraction is justified.

“Pyrite” means A mineral containing iron sulphide.

“Shares” means common shares in the capital of the Corporation.

“Snowden” means Snowden Mining Industry Consultants Inc.

“Sulphide” means A mineral of sulphur with one or more other elements.

“Troy ounce” means 31.10348 grams.

“Wmt” means Wet metric tonne.

“ZAR” – The South African Rand.

The above definitions of resources and reserves are according to the Canadian Institute of Mining, Metallurgy and Petroleum, Standards on Mineral Resources and Reserves: Definitions and Guidelines. Resources and reserves reported in this document which refer to the Australasian Code for Reporting of Mineral Resources and Ore Reserves (“JORC Code”) are retained in their original format.

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SCHEDULE A

AUDIT COMMITTEE CHARTER
CREW GOLD CORPORATION

I.              PURPOSE

The Audit Committee (the “Committee”) is a standing committee of the Board of Directors. The primary function of the Committee is to assist the Board of Directors in fulfilling its oversight responsibilities with respect to monitoring the Corporation’s accounting and financial reporting and practices and procedures; the adequacy of the Corporation’s internal accounting controls and procedures; the quality and integrity of financial statements and other financial information provided by the Corporation to shareholders and others; and for liasing with the external auditors of the Corporation.

II.            STRUCTURE AND OPERATIONS

The Committee shall be comprised of three or more members of the Board of Directors, who all satisfy the “independence” and “financial literacy” requirements of Multilateral Instrument 52-110 – Audit Committees (“MI 52-110”), as amended. No member of the Committee shall be an officer or employee of the Corporation, or any affiliate of the Corporation.

For the purposes of this Charter, a member of the Committee is “independent” if the member has no direct or indirect material relationship with the Corporation, as more fully defined in MI 52-110, and a member of the Committee is “financially literate” if he or she has the ability to read an understand a set of financial statements that present a breadth and level of complexity of the issues that can reasonably be expected to be raised by the financial statements of the Corporation.

The members of the Committee shall be annually appointed by the Board of Directors and shall serve until such member’s successor is duly elected and qualified or until such member’s earlier resignation or removal. The members of the Committee may be removed, with or without cause, by a majority of the Board of Directors.

Unless a Chair is elected by the full Board of Directors, the members of the Committee shall designate a Chair by the majority vote of the full Committee membership. The Chair shall be entitled to vote to resolve any ties. The Chair will chair all regular sessions of the Committee and set the agendas for Committee meetings.

III.           MEETINGS

The Committee shall meet at least quarterly or more frequently as circumstances dictate. As part of its goal to foster open communication, the Committee shall periodically meet with management and the external auditors in separate sessions to discuss any matters that the Committee or each of these groups believes should be discussed privately. The Committee may meet privately with outside counsel of its choosing and the Chief Financial Officer, as necessary. In addition, the Committee shall meet with the external auditors and management quarterly to review the Corporation’s financial statements in a manner consistent with that outlined in Section IV of this Charter.

All non-management directors that are not members of the Committee may attend meetings of the Committee but may not vote. Additionally, the Committee may invite to its meetings any directors, management of the Corporation and such other persons as it deems appropriate in order to carry out its responsibilities. The Committee may exclude from its meetings any persons it deems appropriate in order to carry out its responsibilities.

A majority of the Committee members, but not less than two, will constitute a quorum. A majority of members present at any meeting at which a quorum is present may act on behalf of the Committee. The Committee may meet by telephone or videoconference and may take action by unanimous written consent with respect to matters that may be acted upon without a formal meeting.

The Chair of the Committee shall designate a person who need not be a member thereof to act as Secretary, who shall record the proceedings of the meetings. The agenda of each meeting will be prepared by the Secretary and, whenever reasonably practicable, circulated to each member prior to each meeting. The Committee shall maintain minutes or other records of meetings and activities of the Committee.

IV.           RESPONSIBILITIES, DUTIES, AUTHORITY

The following functions shall be the common recurring activities of the Committee in carrying out its responsibilities outlined in Section I of this Charter. These functions should serve as a guide with the understanding that the Committee may carry out additional functions and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, regulatory, legal and other conditions. The Committee shall also carry out any other responsibilities and duties delegated to it by the Board of Directors from time to time related to the purposes of this Committee outlined in Section I.

The Committee in discharging its oversight role is empowered to investigate any matter of interest or concern that the Committee deems appropriate. In this regard, the Committee shall have the authority to retain outside counsel, accounting, or other advisors for this purpose, including authority to approve the fees payable to such advisors and other terms of retention.

The Committee shall be given full access to the Board of Directors, management, employees of the Corporation, directly and indirectly responsible for financial reporting, and independent accountants, as necessary, to carry out these responsibilities. While acting within the scope of this stated purpose, the Committee shall have all the authority of the Board of Directors.

Notwithstanding the foregoing, the Committee is not responsible for certifying the financial statements of the Corporation or guaranteeing the external auditors’ report. The fundamental responsibility for the financial statements and disclosures rests with management and the external auditors.

Document Reports/Reviews

Annual Financial Statements

1.             The Committee shall review with management and the external auditors, both together and separately, prior to public dissemination:

(a)                                  the annual audited consolidated financial statements;

(b)                                 the external auditor’s review of the annual consolidated financial statements and their report;

(c)                                  any significant changes that were required in the external audit plan;

(d)                                 any significant issues raised with management during the course of the audit, including any restrictions on the scope of activities or access to information; and

(e)                                  those matters related to the conduct of the audit that are required to be discussed under generally accepted auditing standards applicable to the Corporation.

Following completion of the matters contemplated above, the Committee shall make a recommendation to the Board of Directors with respect to the approval of the annual financial statements with such changes contemplated and further recommended, as the Committee considers necessary.

Interim Financial Statements

2.             The Committee shall review with management, prior to public dissemination, the interim unaudited consolidated financial statements of the Corporation, including a discussion with the external auditors of those matters required to be discussed under generally accepted auditing standards applicable to the Corporation.

Management’s Discussion and Analysis

3.             The Committee shall review with management, prior to public dissemination, the annual and interim Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”).

Approval of Annual MD&A, Interim Financial Statements and Interim MD&A

4.             The Committee shall make a recommendation to the Board of Directors with respect to the approval of the annual MD&A with such changes contemplated and further recommended by the Committee as the Committee considers necessary. In addition, the Committee shall approve the interim financial statements and interim MD&A of the Corporation, if the Board of Directors has delegated such function to the Committee. If the Committee has not been delegated this function, the Committee shall make a recommendation to the Board of Directors with respect to the approval of the interim financial statements and interim MD&A with such changes contemplated and further recommended as the Committee considers necessary.

Press Releases

5.             The Committee shall review with management, prior to public dissemination, the annual and interim earnings press releases (paying particular attention to the use of any “pro forma” or “adjusted non-GAAP” information) as well as financial information and earnings guidance provided to analysts and rating agencies.

Reports and Regulatory Returns

6.             The Committee shall review and discuss with management, and the external auditors to the extent the Committee deems appropriate, such reports and regulatory returns of the Corporation as may be specified by law.

Other Financial Information

7.             The Committee shall review the financial information included in any prospectus, annual information form or information circular with management and the external auditors, together and separately, prior to public dissemination, and shall make a recommendation to the Board of Directors with respect to the approval of such prospectus, annual information form or information circular with such changes contemplated and further recommended as the Committee considers necessary.

Financial Reporting Processes

Establishment and Assessment of Procedures

8.             The Committee shall satisfy itself that adequate procedures are in place for the review of the public disclosure of financial information extracted or derived from the financial statements of the Corporation and assess the adequacy of these procedures annually.

Application of GAAP

9.             The Committee shall assure itself that the external auditors are satisfied that the accounting estimates and judgements made by management, and management’s selection of accounting principles reflect an appropriate application of generally accepted accounting principles.

Practices and Policies

10.           The Committee shall review with management and the external auditors, together and separately, the principal accounting practices and policies of the Corporation.

External Auditors

Oversight and Responsibility

11.           The Committee is directly responsible for overseeing the work of the external auditors engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditors regarding financial reporting.

Reporting

12.           The external auditors shall report directly to the Committee and are ultimately accountable to the Committee.

Performance and Review

13.           The Committee shall annually review the performance of the external auditors and recommend to the Board of Directors the appointment of the external auditors or approve any discharge of the external auditors when circumstances warrant, for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation.

Annual Audit Plan

14.           The Committee shall review with the external auditors and management, together and separately, the overall scope of the annual audit plan and the resources the external auditors will devote to the audit. The Committee shall annually review and approve the fees to be paid to the external auditors with respect to the annual audit.

Non-Audit Services

15.           “Non-audit services” means all services performed by the external auditors other than audit services. All “non-audit” services to be provided to the Corporation by the external auditors must either be approved explicitly in advance by the Committee, or pursuant to certain pre-approval policies and procedures established by the Committee that are detailed as to the particular services that may be pre-approved, do not permit the delegation of approval authority to the Corporation’s management, and require management to inform the Committee of each service approved and performed under the policies and procedures.

16.           The Committee may delegate to one or members of the Committee the authority to grant such pre-approvals. The decisions of such member(s) regarding approval of “non audit” services shall be reported by such member(s) to the full Committee at its first scheduled meeting following such pre-approval. Notwithstanding the foregoing, pre-approval is not necessary for certain de minimis non-audit services performed by the external auditors, as specified in Section 2.4 of MI 52-110.

Independence Review

17.           The Committee shall review and assess the qualifications, performance and independence of the external auditors, including the requirements relating to such independence of the law governing the Corporation. At least annually, the Committee shall receive from and review with the external auditors, their written statement delineating all relationships with the Corporation and, if necessary, recommend that the Board of Directors take appropriate action to satisfy itself of the external auditors’ independence and accountability to the Committee.

Reports to Board of Directors

Reports

18.           In addition, to such specific reports contemplated elsewhere in this Charter, the Committee shall report regularly to the full Board of Directors regarding such matters, including:

(a)                                  with respect to any issues that arise with respect to the quality or integrity of the financial statements of the Corporation, compliance with legal or regulatory requirements by the Corporation, the performance and independence of the external auditors of the Corporation;

(b)                                 following meetings of the Committee; and

(c)                                  with respect to such other matters as are relevant to the Committee’s discharge of its responsibilities.

Recommendations

19.           In addition, to such specific recommendations contemplated elsewhere in this Charter, the Committee shall provide such recommendations, as the Committee may deem appropriate. The report to the Board of Directors may take the form of an oral report by the Chair or any other member of the Committee designated by the Committee to make such report.

Whistle-Blowing

Procedures

20.           The Committee shall establish procedures for:

(a)                                  the receipt, retention and treatment of complaints received by the Corporation regarding questionable accounting, internal accounting controls, or auditing matters; and

(b)                                 the confidential, anonymous submission by employees of the Corporation and of concerns regarding questionable accounting or auditing matters.

Notice to Employees

21.           To comply with the above, the Committee shall ensure the Corporation advises all employees of the Corporation, by way of a written code of business conduct and ethics (the “Code”), or if such Code has not yet been adopted by the Board of Directors, by way of a written or electronic notice, that any employee who reasonably believes that questionable accounting, internal accounting controls, or auditing matters have been employed by the Corporation or its external auditors is strongly encouraged to report such concerns by way of written communication directly to the Chair or any other member of the Audit Committee. Matters referred to a member of the Audit Committee, may be done so anonymously and in confidence.

The Corporation shall not take or allow any reprisal against any employee for, in good faith, reporting questionable accounting, internal accounting, or auditing matters. Any such reprisal shall itself be considered a very serious breach of this policy.

All reported violations shall be investigated by the Audit Committee following rules of procedure and process as shall be recommended by outside counsel.

General

Access to Counsel

22.           The Committee shall review, periodically, with outside counsel of its choosing, any legal matter that could have a significant impact on the financial statements of the Corporation.

Hiring of Partners and Employees of External Auditors

23.           The Committee shall annually review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Corporation.

General

24.           The Committee shall perform such other duties and exercise such powers as may, from time to time, be assigned or vested in the Committee by the Board of Directors, and such other functions as may be required of an audit committee by law, regulations or applicable stock exchange rules.

V.            ANNUAL PERFORMANCE REVIEW

Evaluation

Annual Review

The Committee shall perform a review and evaluation, annually, of the performance of the Committee and its members, including a review of the compliance of the Committee with this Charter. In addition, the Committee shall evaluate, annually, the adequacy of this Charter annually and recommend any proposed changes to the Board of Directors.